   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1997


                                                      REGISTRATION NO. 333-41445


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1



                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               SPIRE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         MASSACHUSETTS                                                   04-2457335
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)             (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                               ONE PATRIOTS PARK
                       BEDFORD, MASSACHUSETTS 01730-2396
                                 (781) 275-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROGER G. LITTLE,
                            CHIEF EXECUTIVE OFFICER
                               SPIRE CORPORATION
                               ONE PATRIOTS PARK
                             BEDFORD, MA 01730-2396
                                 (781) 275-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                     LAUREN JENNINGS, ESQ.                                          PAUL D. BROUDE, ESQ.
                   GOLDSTEIN & MANELLO, P.C.                                    STROOCK & STROOCK & LAVAN LLP
                      265 FRANKLIN STREET                                            100 FEDERAL STREET
                       BOSTON, MA 02110                                               BOSTON, MA 02110
                        (617) 439-8900                                                 (617) 482-6800

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1997

PROSPECTUS
                                1,500,000 SHARES

                                  [SPIRE LOGO]
                                  COMMON STOCK


     Of the 1,500,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by Spire Corporation ("Spire" or the "Company") and 500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The Common Stock is quoted on the Nasdaq National Market under the symbol "SPIR." On December 22, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $15.88 per share. See "Price Range of Common Stock."


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================
                                                                           PROCEEDS
                                 PRICE TO    UNDERWRITING  PROCEEDS TO    TO SELLING
                                  PUBLIC     DISCOUNTS(1)   COMPANY(2)  STOCKHOLDERS(2)
---------------------------------------------------------------------------------------
Per Share....................       $             $             $             $
---------------------------------------------------------------------------------------
Total(3).....................       $             $             $             $
=======================================================================================

(1) The Company has agreed to reimburse the Underwriters for up to $100,000 of their expenses in connection with the offering. The Company and the Selling Stockholders have also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $447,000 (including up to $100,000 of the Underwriters' expenses) and payable by the Selling Stockholders estimated at $3,000.
(3) The Company and a Selling Stockholder have each granted the Underwriters a 30-day option to purchase up to a maximum of 180,000 and 45,000 additional shares of Common Stock, respectively, for a total maximum of 225,000 shares of Common Stock, to cover over-allotments, if any. If such options are exercised in full, the total "Price to Public," "Underwriting Discounts," "Proceeds to Company" and "Proceeds to Selling Stockholders" will be
    $             , $             , $             and $             ,
    respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made in Boston, Massachusetts, on or about January 28, 1998.

                            ------------------------

TUCKER ANTHONY
       INCORPORATED
                            FIRST ALBANY CORPORATION
                                                                    ADVEST, INC.

                 THE DATE OF THIS PROSPECTUS IS         , 1998

                                 [SPIRE LOGO]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENTS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

A time line using pictures and captions detailing key technology and product development milestones in the photovoltaics, optoelectronics and biomedical areas.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options to purchase up to 225,000 shares of Common Stock and does not reflect the exercise after November 30, 1997 of options issued under the Company's stock option plans.

                                  THE COMPANY

     Spire develops, manufactures and markets highly-engineered photovoltaic module manufacturing equipment and optoelectronic products and provides biomedical processing services. Spire is the world's leader in the design and manufacture of specialized equipment for the production of terrestrial (land-based) photovoltaic modules from solar cells, with its equipment installed in over 130 factories and in more than 30 countries. The Company also offers certain optoelectronic products and is continuing to develop additional advanced optoelectronic products for telecommunications, biomedical and electronics applications, including solar cells used to power satellites. Spire's value-added biomedical processing services offer surface treatments to enhance the durability or antimicrobial characteristics of orthopedic and other medical devices.


     Photovoltaics, the technology of using solar cells to convert sunlight directly into electricity, is a growing alternative energy production method and an increasingly important component of world energy production, particularly in the wireless telecommunications sector. With this technology, electricity is produced from sunlight by using photovoltaic modules, which consist of a number of solar cells connected to each other and laminated in reliable and durable support structures. The Company believes that it is the only company that manufactures each piece of equipment necessary for a complete production line that fabricates photovoltaic solar cells into modules. The Company's module manufacturing equipment and production line configurations offer its customers a range of manufacturing processes, from relatively labor intensive to fully automated systems. Spire's products include solar cell testers, cell tabbing and stringing assemblers, laminators and sun simulator module testers, as well as turnkey module production lines complete with comprehensive technology, training and service support.



     Spire's market leadership and international reputation for quality manufacturing and process technology position the Company to capitalize further on the expanding global photovoltaic market. In the past five years, global usage of terrestrial photovoltaic power has increased substantially, due to such factors as rural electrification in the developing world, the accelerated growth of wireless telecommunications, with its need for wireless power, and increased environmental concerns encouraging the use of renewable energy sources. Awareness and acceptance of photovoltaics as an energy source are growing as a result of receiving significant support from initiatives such as the PV Rooftop Program in Japan, the Building Integration Program in Germany and the Clinton Administration's recently announced "Million Solar Roofs Initiative."



     Projections by industry experts of growth in worldwide demand for photovoltaic modules range from 25% to 50% per year through the year 2002. In order to meet this increasing demand, manufacturers of photovoltaic modules must increase their manufacturing capacity by adding capital equipment, including the types of capital equipment offered by the Company. Industry experts estimate that in 1997 annual worldwide module production capacity increased by at least 34%, or 44 megawatts, over 1996 capacity. Photovoltaic module manufacturers already have announced plans to expand worldwide module production capacity by 100 megawatts in 1998, which would be a 58% increase over 1997 production capacity. The Company believes that the 1998 market for photovoltaic module manufacturing equipment will be approximately $25 million to $40 million, compared to a 1997 market of approximately $20 million for such equipment.


--------------------------------------------------------------------------------

     In addition to projected growth in the terrestrial photovoltaic market, the proliferation of satellites resulting from the increasing need for telecommunications bandwidth has created demand for specialized photovoltaic cells to power satellites. According to industry experts, telecommunications companies worldwide plan to launch more than 500 satellites in the next five years. Based upon published reports, the Company believes there may be insufficient manufacturing capacity in the industry to meet the increasing demand for space solar cell production. The Company has developed extensive technology and expertise as a result of more than 25 years of solar cell contract research for the U.S. government and commercial customers, and the Company believes these capabilities provide it with the opportunity to enter the market for space solar cells.


     Spire is a leading U.S. provider of surface treatments for medical devices, utilizing its ion implantation and ion beam assisted deposition (IBAD) technologies. Spire's surface processing technologies have evolved from the Company's silicon wafer ion implantation technology for solar cell applications. These surface treatments improve the durability or antimicrobial characteristics of invasive medical devices such as orthopedic implants and catheters. The aging of the U.S. population has contributed to greater demand for joint replacement procedures; longer and more active lives have led to the demand for enhanced device durability and performance. Medical industry initiatives aimed at lowering costs have focused efforts on reducing the incidence of infection, which has created demand for antimicrobial treatment of catheters and other invasive medical devices.


     Spire's advanced research in photovoltaics and optoelectronics has resulted in a strong array of proprietary technologies. These technologies have led to the Company's current product and service offerings in photovoltaics and in medical device treatments, and have further potential commercial applications in terrestrial and space solar cell production, in other optoelectronic products and in enhancing the performance of additional medical devices. Much of the Company's development of its core technologies and the application of these technologies to commercial products has been funded by the U.S. government under contracts providing that the Company retains proprietary rights to all developments. The Company anticipates that much of its future development efforts will continue to be funded by the U.S. government and other outside sources.


     The Company was incorporated in 1969 in Massachusetts. As used in this Prospectus, the terms "Spire" and the "Company" include Spire and its wholly-owned subsidiary, Spire International Sales Corporation. Spire's executive offices are located at One Patriots Park, Bedford, Massachusetts 01730-2396. The Company's telephone number is (781) 275-6000.

                                  THE OFFERING


Common Stock Offered by the Company..............  1,000,000 Shares
Common Stock Offered by the Selling
  Stockholders...................................  500,000 Shares
Common Stock Outstanding Before the Offering.....  3,197,347 Shares(1)
Common Stock to be Outstanding After the
  Offering.......................................  4,197,347 Shares(1)
Net Proceeds to the Company from the Offering....  $14,386,719(2)
Use of Proceeds..................................  To invest in capital expenditures to expand manufacturing capacity and
                                                   semiconductor production facilities,
                                                   primarily for the production of space
                                                   solar cells; to invest in capital
                                                   equipment and marketing to support
                                                   biomedical service offerings; to upgrade
                                                   information and communications systems;
                                                   and to contribute to working capital and
                                                   general corporate purposes. See "Use of
                                                   Proceeds."
NASDAQ National Market Symbol....................  SPIR


---------------

(1) Based upon 3,197,347 shares of Common Stock of the Company outstanding as of November 30, 1997. Excludes 240,928 shares of Common Stock issuable upon the exercise of options granted to employees and directors of the Company at a weighted average exercise price of $3.71 per share as of November 30, 1997.


(2) Estimated based on an assumed public offering price of $15.88 per share.

--------------------------------------------------------------------------------
                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1996, are derived from, and are qualified by reference to, the Company's Consolidated Financial Statements, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference in this Prospectus. The consolidated financial statements as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, and the independent auditors' report thereon, are included elsewhere in this Prospectus. The statements of operations data for the nine months ended September 30, 1996 and 1997, and the balance sheet data as of September 30, 1997, are derived from unaudited consolidated financial statements that include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended September 30, 1997 or any other period are not necessarily indicative of future results.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                          NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                     -----------------------------------------------     -------------------
                                                      1992      1993      1994      1995      1996        1996        1997
                                                     -------   -------   -------   -------   -------     -------     -------
STATEMENTS OF OPERATIONS DATA:

Net sales and revenues.............................  $17,318   $20,135   $18,400   $17,452   $17,388     $12,539     $17,060

Gross profit.......................................    4,076     6,271     4,790     4,427     4,139       2,660       5,947

Earnings (loss) from operations....................   (1,430)    1,215      (121)      (11)     (608)       (718)      1,663

Net earnings (loss)................................  $(1,571)  $   671   $  (182)  $     1   $  (599)    $  (712)    $ 1,577

Net earnings (loss) per share of common stock......  $ (0.51)  $  0.22   $ (0.06)  $  0.00   $ (0.20)    $ (0.24)    $  0.48

Weighted average number of common and common
  equivalent shares outstanding....................    3,065     3,076     3,065     3,084     3,029       3,031       3,275


                                                                                           AS OF SEPTEMBER 30, 1997
                                                                                          --------------------------
                                                                                          ACTUAL      AS ADJUSTED(1)
                                                                                          ------      --------------
BALANCE SHEET DATA:

Cash and cash equivalents.............................................................    $1,403         $ 15,790
Working capital.......................................................................     4,878           19,265
Total assets..........................................................................    11,807           26,194
Long-term debt........................................................................        --               --
Stockholders' equity..................................................................     9,770           24,157


---------------


(1) Adjusted to reflect the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $15.88 per share and the initial application of the estimated net proceeds to the Company as described under "Use of Proceeds."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider the following risk factors inherent in and affecting the business of the Company. The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. Such statements include market size, market growth rates and market share estimates, about which the Company cannot provide any assurances of accuracy. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     DEPENDENCE ON MARKET GROWTH. The ability of the Company to sustain or expand its business depends substantially on the stability and growth of the various markets for the Company's products and services.

     The growth of the photovoltaic market is tied to the continued growth of worldwide need for wireless power, especially in the developing world, and on domestic and international government funding of initiatives to promote solar energy as an alternative to the burning of fossil fuels and other energy production methods. There can be no assurance that government funding for such initiatives will continue to be available, or that solar energy will prove to be a cost-effective alternative to other energy sources and gain acceptance where traditional energy sources continue to be available. Most of the Company's revenues from its optoelectronics activities are generated by research and development contracts with the U.S. government. There can be no assurance that the U.S. government will continue to fund research and development projects at the same or higher levels than it has in the past. The growth of the Company's biomedical business depends on the condition of the health care system and the industry sectors serving that system. The health care system recently has been characterized by pricing pressures and consolidations which could reduce or eliminate demand for the Company's processing services. The merger or consolidation of manufacturers of orthopedic and other medical devices could reduce the number of customers for the Company's biomedical processing services. See "Risk Factors -- Dependence on Outside Funding for Research and Development" and "Business -- Growth Strategy."

     COMPETITION. The Company sells its products and services in competitive markets. Entities now operating in related markets may enter the Company's markets. Some of the Company's current and potential competitors have financial and technical resources greater than those of the Company. Competitive factors for the Company in its various markets include the amount and pace of technological innovation, financial resources, product quality, timely delivery, service and price. Although the Company believes that there are considerable barriers to entry into the markets it serves, including a significant investment in specialized capital equipment and product design and development, and the need for a staff with sophisticated scientific and technological knowledge, there can be no assurance that new or existing entities will not seek to enter the Company's markets.


     The Company faces competition from various companies in the terrestrial photovoltaic module manufacturing equipment market, particularly in Japan. The Company's more technologically sophisticated and highly automated photovoltaic module manufacturing equipment competes with more labor intensive, lower priced alternatives. Furthermore, the Company competes in foreign countries where there may be a preference for doing business with local companies. In addition, large manufacturers may from time to time produce certain items of equipment for their own internal use, eliminating the purchase of such equipment from commercial vendors. With respect to its optoelectronics and biomedical products and services, the Company competes on the basis of overall quality of service and price, and at times on the basis of value added. The Company's products and services also compete against products based on alternate technologies. In the space solar cell market, which the Company anticipates entering, the Company will face competition from larger, established companies with greater financial resources than the Company. The expansion of this market may attract more companies to enter the market, and may cause companies already in the market to expand capacity, which may affect the ability of the Company to compete effectively. In addition, the Company faces competition from numerous other businesses, particularly small businesses throughout the United States, for contracts for research and development funded by the U.S. government and other outside sources. See "Business -- Sales and Marketing" and "-- Competition."

     DEPENDENCE ON OUTSIDE FUNDING FOR RESEARCH AND DEVELOPMENT. Substantially all of the Company's research and development work is funded by the U.S. government and other outside sources. Loss of outside funding may materially adversely affect the Company's ability further to develop its proprietary technologies and applications of these technologies to its current products and products under development. If the Company is unable to maintain its current level of such funding for any reason, the Company would need to generate funds for such research from other sources, reduce its research and development effort or increase its internal research and development. An increase in internally funded research and development would have a negative impact on profitability. U.S. government contracts are cancelable without the Company's consent. Furthermore, all companies that are parties to cost-plus contracts with the U.S. government are subject to annual government audit and possible recapture of payments. While the Company has not incurred significant losses as a result of government audits to date, the Defense Contract Audit Agency has not yet audited the Company's contracts for 1996, and any such audit may affect payments received for work performed by the Company and the rates at which the Company is reimbursed for future government contracts. Loss of a number of U.S. government or other research and development contracts could have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors -- Risk of Backlog" and "-- Government Regulation" and "Business -- Research and Development."

     DEPENDENCE ON EXPORT SALES. For the fiscal years ended December 31, 1995 and 1996 and the nine month period ended September 30, 1997, export sales from the United States accounted for approximately 17%, 19% and 36%, respectively, of the Company's net sales and revenues. Substantially all of the Company's international revenues are derived from sales of its photovoltaic module manufacturing equipment. The Company anticipates that international sales will continue to account for a significant portion of net sales and revenues. The Company intends to continue to expand its export sales and to enter additional international markets, which may require significant management attention and financial resources. The Company's operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, transportation delays, national preferences for locally manufactured products and import duties or other taxes which may affect the prices of the Company's products in other countries relative to competitors' products. In addition, present or future U.S. government trade restrictions relating to sales to certain countries may limit the Company's ability to sell its products in the affected foreign countries.

     The Company currently sells its products only in U.S. dollars. As a result, the Company's sales could be adversely affected to the extent that its customers have limited access to U.S. dollars and to the extent that fluctuations in exchange rates may render the Company's prices less competitive relative to competitors' prices. If the Company chooses to accept payment for its products in other currencies, it may be subject to reduced profits from adverse changes in exchange rates. These factors could have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors -- Competition," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."


     RELIANCE ON SALES REPRESENTATIVES. The Company markets its photovoltaic manufacturing equipment products through a network of non-exclusive commissioned sales representatives, as well as through its internal staff. While the Company believes it has good relationships with its sales representatives, there can be no assurance that the Company will be able to retain such representatives. In addition, under the Company's agreements with Marubeni Corporation of Nagoya, Japan, Marubeni will distribute, and in some cases manufacture under a technology license, certain Spire photovoltaic module manufacturing equipment under Spire's name in Japan, and has rights to market this equipment line throughout certain countries in Southeast Asia and the Pacific Rim. The loss of a significant number of the Company's commissioned sales representatives or the inability of Marubeni to market and distribute the Company's products effectively in Japan, Southeast Asia and the Pacific Rim could adversely affect the Company's ability to market its photovoltaic products and could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Sales and Marketing."

     RECENT INCREASE IN PROFITABILITY; FLUCTUATIONS IN OPERATING RESULTS. While the Company reported net earnings of $1,577,000 for the nine months ended September 30, 1997, the Company experienced a net loss in two out of its prior three full fiscal years, and a loss from operations in all three of such fiscal years. There can be no assurance that the Company will sustain profitability. Furthermore, the Company's revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors, many of which are outside of management's control. These factors include, among others, timing of capital expenditures by customers, changes in demand for the Company's products, long business procurement cycles, changes in pricing policies by the Company and its competitors, cancellation or delay by customers of contracts with the Company and access to U.S. currency by the Company's customers. The Company intends to use a significant portion of the proceeds of this offering for capital expenditures, including funds to expand the Company's manufacturing capacity. These expenditures will result in increased depreciation and amortization expenses, which may negatively affect the Company's operating results in future periods. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     RISK OF BACKLOG. The Company's backlog as of September 30, 1997 (including equipment, services, license agreements and contract research and development) was $11,639,000, compared to $9,424,000 as of September 30, 1996. The Company believes it will fill approximately 51% of this backlog in 1997. Approximately $6,893,000 of the backlog at September 30, 1997, as compared to $8,152,000 at September 30, 1996, is represented by contracts with the U.S. government that are cancelable without the Company's consent, subject to reimbursement of the Company's expenses. While the Company has not experienced any material cancellations of such contracts in the past, there can be no assurance that contracts representing anticipated revenues will not be canceled in the future. Cancellations of significant amounts of these contracts could have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors -- Dependence on Outside Funding for Research and Development" and "-- Government Regulation" and "Business -- Backlog."


     TECHNOLOGICAL ADVANCES; DEPENDENCE ON FUTURE PRODUCT DEVELOPMENT AND MARKET ACCEPTANCE. Each of the areas in which the Company maintains a proprietary technology position, particularly photovoltaics and optoelectronics, is characterized by rapid technological advances and improvements in manufacturing efficiencies. The Company's ability to operate profitably depends in large part on its timely access to, or development of, technological advances, and on its ability to use those advances to improve existing products, develop new products and manufacture those products efficiently. In addition, there can be no assurance that the Company will be able to attain market acceptance for commercial products based on these technologies. The failure to introduce new or enhanced products on a timely and cost competitive basis, or to attain market acceptance for commercial products, could have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors -- Expansion into New Markets" and "-- Protection of Proprietary Technology."



     EXPANSION INTO NEW MARKETS. The Company has developed, and intends to use a substantial portion of the proceeds of this offering to increase manufacturing and marketing of, space solar cells used to power communications satellites. The Company has not yet manufactured such products in commercial quantities. No assurance can be given that the Company will be able to manufacture space solar cells in commercial quantities or that sales of such products, if any, will economically justify the Company's development, manufacturing and marketing efforts in this area. The Company is also considering the development and market introduction of new combinations of photovoltaic manufacturing equipment and related services and new optoelectronic products, as well as proprietary medical product offerings. The Company's expansion plans into these potential markets will subject the Company to all of the risks incident to the expansion of a small business, particularly the possible adverse impact associated with the integration of a new line of products into the Company's existing operations and the potential diversion of management time and attention from the Company's existing lines of business. Companies that establish new product lines directed toward new markets frequently encounter unforeseen expenses, difficulties, complications and delays, and no assurance can be given that the Company will be successful in meeting its business objectives. See "Risk Factors -- Competition," "-- Reliance on Sales Representatives," "-- Difficulties of Expanding Capacity" and "-- Need to Manage Growth" and "Business
-- Growth Strategy."

     DIFFICULTIES OF EXPANDING CAPACITY. In order to accommodate its anticipated growth, the Company is planning to expand and reconfigure its manufacturing and laboratory facilities in Bedford, Massachusetts, and to lease additional space. There can be no assurance that these planned changes will not cause the Company to experience delays in product development and manufacturing, a decrease in production yields or other inefficiencies that can accompany the expansion of manufacturing facilities, or that adequate equipment and personnel will be available to operate these facilities. The completion of the Company's planned expansion will require substantial funds. The Company anticipates that a significant portion of the net proceeds from this offering will be used to fund the expansion. If, however, adequate funds are not available, the Company may be required to scale down or abandon the planned expansion. If the Company experiences significant delays or problems in implementing its capacity expansion, such delays or problems could have a material adverse effect on the Company's business, results of operations or financial condition. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Properties."



     PROTECTION OF PROPRIETARY TECHNOLOGY. The Company actively protects certain of its intellectual property and technological advances as trade secrets, in part through confidentiality agreements with employees, consultants and third parties. The Company also seeks and enforces patents as it deems appropriate. The Company currently has 40 U.S. patents, two of which are jointly owned, four patents pending in the United States and two foreign patents pending, all of which cover elements of its materials and processing technologies. There can be no assurance that the Company will be able to assert its intellectual property rights successfully against allegedly infringing competitors, and the inability to assert its rights successfully may have a negative impact on the Company's competitive position and financial condition. Furthermore, there can be no assurance that the Company's intellectual property rights will deter others from developing substantially equivalent or competitive products or from reverse-engineering the Company's products. Even if a third party's products infringe upon the Company's patents or other intellectual property, it may be costly to enforce such rights, and such enforcement efforts may divert management attention from the operations of the Company. In addition, the foreign legal protection afforded intellectual property rights, including patents, if issued, may be different from that afforded under U.S. laws. To the extent the Company relies on non-disclosure agreements to protect its rights, there can be no assurance that such information will not be disclosed in breach of these agreements or, if disclosed, that the Company will be able to recover amounts sufficient to compensate it for any damage such disclosure may cause.



     Further, although no such claims are currently outstanding against the Company, there can be no assurance that the Company will not be subject to patent or other intellectual property rights infringement claims asserted by others, or if asserted, that the Company will be successful in defending its position or challenging such claims. In the event that the Company were to be adjudged to infringe patents or other intellectual property rights of others, the Company might be required to pay damages, and might be enjoined from making, using or selling the infringing product or service, or might be required to obtain a royalty-bearing license, if available on acceptable terms. Alternatively, in the event a license is not offered or is not available on commercially acceptable terms, the Company may be required to re-engineer the affected products or processes to avoid such infringement. There can be no assurance that any such re-engineering will be successful or will result in commercially acceptable alternatives, and any such re-engineering may entail significant or prohibitive expense to the Company.


     In addition to the foregoing, the U.S. government retains the right to obtain a patent on any invention developed under contract as to which patent protection is not sought and obtained by the contractor, or to require the contractor to grant a third party license of such invention if steps to achieve practical application of the invention have not been taken. The Company has not sought, and will not seek, patent protection for each of its inventions under U.S. government contracts, either due to the nature of the invention or the cost of applying for and obtaining a patent. This practice subjects the Company to the potential of losing patent rights to the U.S. government. The Company also may not achieve practical application of an invention in each instance, or in a timely manner, thus leading to the possibility of a mandatory third party license. Furthermore, the U.S. government retains a non-exclusive, royalty-free, non-transferable license to all technology developed under government contracts, whether or not patented, for government use, including use by other parties to

U.S. government contracts. See "Risk Factors -- Dependence on Key Personnel" and "Business -- Proprietary Rights."



     DEPENDENCE ON SINGLE MANUFACTURING FACILITY. The Company has only one manufacturing facility, and the Company's revenues are dependent upon the continued operation of such facility. The operation of a manufacturing plant involves many risks, including potential damage from fire or natural disasters. In addition, the Company has obtained certain permits to conduct its business as currently operated at its facility. There can be no assurance that such permits would continue to be effective at the current location if the facility were destroyed and rebuilt, or that the Company will be able to obtain similar permits to operate at another location. While the Company maintains insurance covering certain of such risks, including business interruption coverage, there can be no assurance that the occurrence of these or any other operational problems at the Company's facility would not materially adversely affect the Company's business, results of operations or financial condition. See "Business -- Manufacturing and Quality Control" and "-- Properties."


     NEED TO MANAGE GROWTH. The future success of the Company will depend upon, among other factors, the ability of the Company to identify and exploit new product and service opportunities, to recruit, hire, train and retain highly educated, skilled and experienced management and technical personnel, to generate capital from operations and to manage the effects of growth on all aspects of its business, including research, development, manufacturing, distribution, sales and marketing, administration and finance. Any failure by the Company to identify and exploit new product and service opportunities, attract or retain necessary personnel, generate adequate revenues or conduct its expansion or manage growth effectively could have a material adverse effect on the Company's business, results of operations or financial condition. See "Risk Factors -- Expansion into New Markets" and "-- Difficulties of Expanding Capacity" and "Business -- Growth Strategy."


     DEPENDENCE ON KEY PERSONNEL. The Company's long-term success and its growth strategy depend on the efforts and abilities of its senior management, particularly Roger G. Little, the Company's founder and its Chairman, Chief Executive Officer and President, and on its technical staff. The loss of services of Mr. Little or one or more of the Company's technical staff, or an inability of the Company to attract and motivate highly educated and skilled employees, could result in the Company's inability to continue certain product offerings, and could have a material adverse effect on the Company's business, results of operations or financial condition. The Company has recently appointed Vice Presidents for its photovoltaics and biomedical areas, to replace two former Vice Presidents who resigned during the fourth quarter of 1997. While the Company believes that the two new Vice Presidents are highly qualified senior managers, there can be no assurance that these management changes will not have an adverse effect on the Company's operations. Further, there can be no assurance that the former employees will not compete with the Company or disclose Company confidential information, whether or not in violation of any agreements. While the Company would seek to enforce its rights, any such competition or disclosure could have a material adverse effect on the Company's business, results of operations or financial condition. See "Recent Developments," "Business -- Employees" and "Management -- Executive Officers and Directors."


     CONTROL BY PRINCIPAL STOCKHOLDER. After this offering, Roger G. Little, the Chairman of the Board, Chief Executive Officer and President of the Company, will control approximately 27.5% of the Company's outstanding Common Stock. In addition, as one of three Trustees of the Company's 401(k) Plan, Mr. Little may exercise control over shares of Common Stock held by the Plan. As a result, Mr. Little will be in a position to exert significant influence over actions of the Company which require stockholder approval and generally to direct the affairs of the Company, including potential acquisitions, sales and changes in control of the Company. See "Risk Factors -- Shares Available for Future Sale," "Principal and Selling Stockholders" and "Description of Securities to be Registered."

     GOVERNMENT REGULATION. The process of bidding for, obtaining, retaining and performing U.S. government contracts is subject to a large number of U.S. government regulations and oversight requirements. Compliance with these government regulations requires extensive record keeping and the maintenance of complex policies and procedures relating to all aspects of the Company's business, as well as to work performed for the Company by any subcontractors. Any failure by the Company to comply with applicable regulations, or to require its subcontractors so to comply, could result in a variety of adverse consequences, ranging from remedial requirements to termination of contracts, reimbursement of fees, reduction of fees on a going forward basis and prohibition from obtaining future U.S. government contracts. While the Company believes that it has put in place systems and personnel to ensure compliance with all U.S. government regulations relating to contracting, there can be no assurance that it will at all times be in compliance or that any failure to comply will not have a material adverse effect on the Company's business, results of operations or financial condition. Furthermore, the Company's U.S. government contracts include provisions prohibiting the Company from granting exclusive rights to use or sell any inventions unless such grantee agrees that any product using the invention will be manufactured substantially in the United States.

     The Company is subject to export control regulations, which govern the export of Company products to certain countries, as well as the release of technical information to non-U.S. individuals and entities. It also is subject to the federal Occupational Safety and Health Act ("OSHA"). While the Company has a full-time compliance officer monitoring compliance with these laws and regulations, there can be no assurance that it will at all times be in compliance. Failure to comply with these laws and regulations could result in penalties to the Company, including fines and requirements to take remedial action, which could have a material adverse effect on the Company's business, results of operations or financial condition.


     The Company is also subject to a number of federal, state and local government regulations relating to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its business. Any failure to comply with present or future regulations could result in the imposition of fines and the suspension of production or a cessation of operations. In addition, such regulations could restrict the Company's ability to expand, or could require the Company to acquire costly equipment or incur other significant expenses to comply with environmental regulations or to remediate any pollution.


     The introduction by the Company's customers of certain new biomedical products depends on such products' passage through various stages of review by the United States Food and Drug Administration ("FDA"). The process of obtaining regulatory approvals involves lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. There can be no assurance as to the timely or positive outcome of any such review process. The inability of the Company's customers to obtain such approvals in a timely manner, or at all, could impede or prevent the introduction of these biomedical products into the marketplace, and could adversely affect the Company's revenues from its biomedical processing services.

     The extent of government regulation that may arise from future legislative or administrative action cannot be predicted. See "Business -- Government Regulation."

     RISK OF UNINSURED LOSS. The use of orthopedic and other medical devices may entail a risk of physical injury to patients. To the extent the Company has been involved in the manufacturing of these products, it may be exposed to potential product liability and other damage claims. Furthermore, the use of the Company's photovoltaic module manufacturing equipment could result in operator injury. To date, no product liability or other damage claim has been initiated against the Company. The Company maintains product liability and umbrella insurance coverage; however, there can be no assurance that any product liability claim assessed against the Company would not exceed its insurance coverage, or that insurance coverage will continue to be available. While the Company typically obtains agreements of indemnity from manufacturers of biomedical products for which the Company provides services, there can be no assurance that any such indemnity agreements will be enforceable or that such manufacturers will have adequate funds to meet their obligations under such agreements. The cost of defending a product liability, negligence or other action, and/or the assessment of damages in excess of insurance coverage, could have a material adverse effect on the Company's business, results of operations or financial condition.

     FLUCTUATIONS IN STOCK PRICE. The Company's Common Stock has recently experienced price and volume fluctuations and may experience such fluctuations in the future. Factors such as announcements of technological innovations or new products by the Company or its competitors, changes in domestic or foreign governmental regulations or regulatory approval processes and fluctuations in quarterly operating results, have and may continue to have a significant impact on the market price of the Common Stock. Moreover, the stock market (and in particular the securities of technology companies such as the Company) has experienced and could in the future experience extreme price and volume fluctuations. These fluctuations may be unrelated to operating performance and could have a significant impact on the market price of the Common Stock. See "Price Range of Common Stock."

     SHARES AVAILABLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock in the public market following the offering (pursuant to Rule 144 under the Securities Act, or otherwise), as well as the issuance of shares upon exercise of stock options granted to employees and Directors, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. Approximately 1,162,650 shares held by the Company's officers and Directors after completion of this offering will be eligible for sale under Rule
144. In addition, following the offering, shares of Common Stock will continue to be held by the Company's 401(k) Plan, and additional shares will be purchased in open market transactions from time to time thereafter to fund the Company's contributions to the Plan. The Company's officers, Directors and Selling Stockholders have agreed not to sell or transfer any shares held by them for a period of 180 days following the date of this Prospectus without the prior written approval of Tucker Anthony Incorporated, with certain exceptions (the "Lock-Up Agreements"). The Company has reserved 382,428 shares of Common Stock for issuance to officers, Directors, employees and consultants pursuant to the Company's stock option plans, of which options to purchase 240,928 shares have been granted and are outstanding as of November 30, 1997. The shares underlying the stock option plans have been registered under the Securities Act and generally may be resold upon exercise. However, 93,000 shares issuable upon exercise of outstanding stock options will be subject to Lock-Up Agreements. See "Risk Factors -- Control by Principal Stockholder" and "Shares Available for Future Sale."

     NO DIVIDENDS. The Company has paid no dividends since its inception. The Company anticipates retaining any future earnings for operations and does not anticipate that dividends will be paid in the foreseeable future. Under its credit agreement with Silicon Valley Bank, the Company is prevented from paying dividends without the prior written consent of the Bank. See "Dividend Policy."

                              RECENT DEVELOPMENTS


     On March 31, 1997, the Company entered into two agreements with Marubeni Corporation of Nagoya, Japan, by which Marubeni will distribute, and in some cases manufacture under a technology license, certain of the Company's photovoltaic module manufacturing equipment under the Company's name in Japan, and has rights to market this equipment line throughout certain countries in Southeast Asia and the Pacific Rim. Marubeni's Japanese office is headed by Spire's long-time photovoltaic equipment sales representative in Japan. Management believes that this Japanese office will give the Company the in-country presence it needs to grow its already established photovoltaics module manufacturing equipment business in Japan. See "Risk Factors -- Reliance on Sales Representatives" and "Business -- Sales and Marketing."



     At the Special Meeting in lieu of the 1997 Annual Meeting held on June 3, 1997, the Company's stockholders authorized a plan of restructuring of the Company, which would include a transfer of a substantial portion of the Company's respective property and assets relating to its photovoltaics, optoelectronics and biomedical operations to three wholly owned operating subsidiaries (the "Transfer"). The Company's Board of Directors (the "Board") sought approval for the Transfer because the Board believed it would permit the new operating subsidiaries to obtain public or private financing and to engage in transactions such as strategic alliances, joint ventures and mergers and acquisitions on terms more attractive to such subsidiaries than the Company could achieve on its own. The Transfer was anticipated to occur within approximately ten months of approval by stockholders, subject to certain conditions; however, Company management or the Board could elect, within one year from stockholder approval, to abandon the Transfer, in whole or in part. While the Company has no plans to complete the Transfer at this time, or to engage in any of the financings or other considered transactions, neither management nor the Board formally has elected to abandon the Transfer in whole or in part, and any one or more contemplated transactions under the Transfer could be completed at any time deemed appropriate by the Company in the future.


     On August 27, 1997, the Board elected Michael T. Eckhart as a new Director, filling a vacancy on the Board. See "Management -- Executive Officers and Directors."

     On November 10, 1997, the Company announced the establishment of an office in Denver, Colorado, to support the Company's activities in the Western and Midwestern regions of the United States, with particular focus on customers building complete photovoltaic module manufacturing facilities. The Denver office is headed by Dr. David Mooney, who joined the Company after serving as vice president of a telecommunications hardware company for the previous two years. Prior to that, Dr. Mooney served in several research and management positions at the National Renewable Energy Laboratory and worked directly with the Secretary of Energy to help develop domestic and international renewable energy policies. See "Business -- Sales and Marketing."

     On November 25, 1997, the Board elected Stephen J. Hogan Vice President and General Manager, Photovoltaics. Mr. Hogan has been with the Company since 1984, when he joined the Company as Manager of Process Development. Mr. Hogan has served the Company in various capacities, most recently as Director of Photovoltaic Business Development. See "Risk Factors -- Dependence on Key Personnel" and "Management -- Executive Officers and Directors."


     Also on November 25, 1997, the Board authorized the Company to hire Ronald
S. Scharlack as Vice President and General Manager, Biomedical. Mr. Scharlack is scheduled to join the Company on January 5, 1998. Previously, Mr. Scharlack was the manager of advanced technology at Chiron Diagnostics, Medfield, Massachusetts, a manufacturer of biomedical instruments. See "Risk Factors -- Dependence on Key Personnel" and "Management -- Executive Officers and Directors."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered hereby by the Company are estimated to be $14.4 million ($17 million if the Underwriters' over-allotment options are exercised in full), at an assumed public offering price of $15.88 per share and after deducting the underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


     The Company intends to use the net proceeds from this offering (i) to invest approximately $5 million to $7 million in capital expenditures over the next two years to expand manufacturing capacity and semiconductor production facilities, primarily for the manufacture of space photovoltaic solar cells;
(ii) to invest approximately $1 million to $2 million for capital equipment, marketing and related expenses to support its biomedical service offerings;
(iii) to invest approximately $1 million to $2 million for facility enhancements and to upgrade and improve information and communication systems; and (iv) to contribute to working capital and general corporate purposes, which may include joint ventures or acquisitions. The Company currently has no commitments with respect to any joint ventures or acquisitions.


     The allocation of the net proceeds of this offering set forth above represents the Company's best estimate based upon its present plans and certain assumptions regarding general economic and industry conditions and the Company's future revenues and expenditures. If any of these factors change, the Company may find it necessary or advisable to reallocate some of the proceeds within the above-described categories or to other purposes. Proceeds not immediately utilized for the purposes described above will be invested principally in short-term, high-grade, interest-bearing securities.


     Management estimates, based on currently proposed plans and assumptions relating to its operations, that the net proceeds from this offering together with projected cash flow from operations will be sufficient to satisfy the Company's anticipated cash requirements for at least 12 months following the offering.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SPIR." The following table sets forth the high and low closing sale prices for the Common Stock for the periods shown as reported on the Nasdaq National Market. These prices do not reflect retail mark-ups, mark-downs or commissions.


                                                          HIGH        LOW
                                                          ----       -----
          1995
          First Quarter.................................  $2 5/8     $2 1/8
          Second Quarter................................   2 5/8      2
          Third Quarter.................................   3 1/4      2
          Fourth Quarter................................   3 1/8      2

          1996
          First Quarter.................................   2 1/2      2
          Second Quarter................................   6 3/4      2 1/2
          Third Quarter.................................   3 1/2      2 3/4
          Fourth Quarter................................   2 3/4      2 1/4

          1997
          First Quarter.................................   4 1/4      2 1/4
          Second Quarter................................   5 3/8      4
          Third Quarter.................................  16 5/8      5 1/8
          Fourth Quarter (through December 22, 1997)....  23         14 9/16



     On December 22, 1997, the closing price of the Common Stock, as reported on the Nasdaq National Market, was $15.88, and on that date there were approximately 220 holders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     Since its inception the Company has not paid any cash dividends on the Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company expects that any earnings will be retained to finance the Company's business. Future dividends, if any, will depend upon the Company's earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors. Under its credit agreement with Silicon Valley Bank, the Company is prevented from paying dividends without the prior written consent of the Bank.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to reflect the issuance and sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $15.88 and the initial application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." This table should be read in conjunction with, and is qualified in its entirety by, the Company's Consolidated Financial Statements and the Notes thereto included elsewhere or incorporated by reference in this Prospectus.



                                                                          SEPTEMBER 30, 1997
                                                                         ---------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                         -------   -----------
                                                                            (IN THOUSANDS)
Long-term debt.........................................................  $    --     $    --
Stockholders' equity:
  Common stock, $.01 par value, 20,000,000 shares
  authorized; 3,715,466 shares issued; 4,163,306
  shares issued and outstanding as adjusted(1).........................       37          42
Additional paid-in capital.............................................    9,410      22,573
Retained earnings......................................................    1,542       1,542
                                                                         -------      ------
                                                                          10,990      24,157
  Treasury stock at cost, 552,160 shares; no shares as adjusted(2).....   (1,220)         --
                                                                         -------      ------
  Total stockholders' equity...........................................    9,770      24,157
                                                                         -------      ------
  Total capitalization.................................................  $ 9,770     $24,157
                                                                         =======      ======


---------------

(1) Excludes 287,719 shares of Common Stock subject to options granted to employees and directors of the Company as of September 30, 1997 at a weighted average exercise price of $3.64 per share.

(2) All of the 552,160 shares of Common Stock held as treasury stock are being sold as part of the offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1996, are derived from, and are qualified by reference to, the Company's Consolidated Financial Statements, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference in this Prospectus. The consolidated financial statements as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, and the independent auditors' report thereon, are included elsewhere in this Prospectus. The statements of operations data for the nine months ended September 30, 1996 and 1997, and the balance sheet data as of September 30, 1997, are derived from unaudited consolidated financial statements that include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended September 30, 1997 or any other period are not necessarily indicative of future results.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                         SEPTEMBER 30,
                                             ---------------------------------------------------       ---------------------
                                              1992       1993       1994       1995       1996          1996          1997
                                             -------    -------    -------    -------    -------       -------       -------
STATEMENTS OF OPERATIONS DATA:
Net sales and revenues....................   $17,318    $20,135    $18,400    $17,452    $17,388       $12,539       $17,060
Cost of sales and revenues................    13,242     13,864     13,610     13,025     13,250         9,879        11,112
Selling, general and administrative
  expenses................................     5,147      5,056      4,911      4,438      4,746         3,378         4,285
Loss on sale of product line..............       359         --         --         --         --            --            --
                                             -------    -------    -------    -------    -------       -------       -------
Total cost and expenses...................    18,748     18,920     18,521     17,463     17,996        13,257        15,397
                                             -------    -------    -------    -------    -------       -------       -------
Earnings (loss) from operations...........    (1,430)     1,215       (121)       (11)      (608)         (718)        1,663
Interest income (expense).................      (308)      (242)       (82)       (20)         9            13            14
                                             -------    -------    -------    -------    -------       -------       -------
Earnings (loss) before income taxes.......    (1,738)       973       (203)       (31)      (599)         (705)        1,677
                                             -------    -------    -------    -------    -------       -------       -------
Net earnings (loss).......................   $(1,571)   $   671    $  (182)   $     1    $  (599)      $  (712)      $ 1,577
                                             =======    =======    =======    =======    =======       =======       =======
Net earnings (loss) per share of Common
  Stock...................................   $ (0.51)   $  0.22    $ (0.06)   $  0.00    $ (0.20)      $ (0.24)      $  0.48
                                             =======    =======    =======    =======    =======       =======       =======
Weighted average number of common and
  common equivalent shares outstanding....     3,065      3,076      3,065      3,084      3,029         3,031         3,275
                                             =======    =======    =======    =======    =======       =======       =======


                                                                                                       AS OF SEPTEMBER 30,
                                                                                                               1997
                                                         AS OF DECEMBER 31,                           ----------------------
                                         ---------------------------------------------------                         AS
                                          1992       1993       1994       1995       1996            ACTUAL     ADJUSTED(1)
                                         -------    -------    -------    -------    -------          -------    -----------
BALANCE SHEET DATA:
Working capital.......................   $ 2,536    $ 2,156    $ 1,697    $ 2,430    $ 2,020          $4,878       $19,265
Total assets..........................    13,251     11,627     11,740     10,944     10,566          11,807        26,194
Long-term debt........................     1,850         34         10         --         --              --            --
Stockholders' equity..................     7,534      8,205      8,024      7,894      7,293           9,770        24,157


---------------


(1) Adjusted to reflect the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $15.88 per share and the initial application of the estimated net proceeds to the Company as described under "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations section and other parts of this Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Risk Factors" and "Business." The following discussion is qualified in its entirety by, and should be read in conjunction with, the detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

OVERVIEW

     Spire develops, manufactures and markets highly-engineered photovoltaic module manufacturing equipment and optoelectronic products and provides biomedical processing services. Spire is the world's leader in the design and manufacture of specialized equipment for the production of terrestrial photovoltaic modules from solar cells, with its equipment installed in over 130 factories and in more than 30 countries. The Company also offers certain optoelectronic products and is continuing to develop additional advanced optoelectronic products for telecommunications, biomedical and electronics applications, including solar cells used to power satellites. Spire's value-added biomedical processing services offer surface treatments to enhance the durability or the antimicrobial characteristics of orthopedic and other medical devices.

     The Company's net sales and revenues for the nine months ended September 30, 1997 increased 36%, compared to the nine months ended September 30, 1996. All of the Company's three areas of business have contributed to the growth in net sales and revenues. The most significant contribution has been from the Company's photovoltaic module manufacturing equipment line. The photovoltaic industry has experienced increased demand for solar module capacity, which has resulted in the Company's recent growth in its manufacturing equipment sales. The Company's ability to maintain the growth rate in this area is directly tied to the industry's continued demand for solar power. The Company continues to rely on funding from the U.S. government for its research and development activities. For the nine months ended September 30, 1997, revenues from U.S. government research and development contracts represented 35% of net sales and revenues, compared to 39% for the nine months ended September 30, 1996. The Company believes that such contracts are likely to represent a decreasing percentage of net sales and revenues as sales of the Company's commercial products and services continue to grow.


     The Company's strategy is to concentrate on growing its commercial products and services. Operating results in any particular quarter will depend upon product mix, as well as the timing of shipments of higher priced products from its equipment line. Export sales, which amounted to 36% of net sales and revenues for the nine months ended September 30, 1997, continue to constitute a significant portion of the Company's net sales and revenues. Export sales are expected to continue to grow as worldwide demand for photovoltaic energy continues to increase. The Company intends to use a significant portion of the proceeds of this offering for capital expenditures. These expenditures will result in increased depreciation and amortization expenses, which may negatively affect the Company's operating results in future periods.


     During 1997, the Company expects to utilize a significant portion of its available net operating loss and tax credit carryforwards. As a result, the Company's financial results for future periods are expected to reflect increased tax expense.

RESULTS OF OPERATIONS

     The following table sets forth certain items as a percentage of net sales and revenues for the periods presented:

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                  YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                  -------------------------     ---------------
                                                  1994      1995      1996      1996      1997
                                                  -----     -----     -----     -----     -----
Net sales and revenues..........................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales and revenues......................   74.0      74.6      76.2      78.8      65.1
                                                  -----     -----     -----     -----     -----
Gross profit....................................   26.0      25.4      23.8      21.2      34.9
Selling, general and administrative expenses....   26.7      25.5      27.3      26.9      25.1
                                                  -----     -----     -----     -----     -----
Earnings (loss) from operations.................   (0.7)     (0.1)     (3.5)     (5.7)      9.8
Earnings (loss) before income taxes.............   (1.1)     (0.2)     (3.4)     (5.6)      9.8
Income tax expense (benefit)....................   (0.1)     (0.2)       --       0.1       0.6
                                                  -----     -----     -----     -----     -----
Net earnings (loss).............................   (1.0)%      --%     (3.4)%    (5.7)%     9.2%
                                                  =====     =====     =====     =====     =====

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Net Sales and Revenues


     Net sales and revenues increased $4,521,000 or 36% for the nine months ended September 30, 1997 to $17,060,000, compared to $12,539,000 for the nine months ended September 30, 1996. The increase is due to increased demand for commercial products and services, increased contract research and development revenues, and receipt of a $600,000 one-time license fee. Manufacturing equipment sales increased $2,132,000 or 51% to $6,286,000 for the first nine months of 1997, compared to $4,154,000 in the same period of 1996, due to increased sales of photovoltaic equipment resulting from increased demand for photovoltaic energy. The following table sets forth certain items regarding the Company's net sales and revenues for the periods presented:


                                                              NINE MONTHS     NINE MONTHS
                                                                 ENDED           ENDED
                                                             SEPTEMBER 30,   SEPTEMBER 30,
                                                                 1996            1997        CHANGE
                                                             -------------   -------------   -------
                                                                (DOLLARS IN THOUSANDS)
Contract research, service and license revenues............     $ 8,385         $10,774         28%
Manufacturing equipment sales..............................       4,154           6,286         51%
                                                                -------         -------
Net sales and revenues.....................................     $12,539         $17,060         36%
                                                                =======         =======

  Cost of Sales and Revenues

     The cost of sales and revenues increased $1,233,000 to $11,112,000, but decreased to 65% of net sales and revenues, for the nine months ended September 30, 1997, compared to $9,879,000 or 79% of net sales and revenues for the nine months ended September 30, 1996.

     The cost of contract research, service and license revenues increased $997,000 to $6,899,000, but decreased to 64% of related revenues, for the nine months ended September 30, 1997, compared to $5,902,000 or 70% of related revenues for the nine months ended September 30, 1996. Cost of manufacturing equipment sales increased $236,000 to $4,213,000, but decreased to 67% of related sales, for the nine months ended September 30, 1997, compared to $3,977,000 or 96% of related sales, for the nine months ended September 30, 1996. The decrease in total cost of sales and revenues as a percentage of related sales and revenues is due to increased efficiencies in the manufacturing process, product mix and higher volume.

     The following table sets forth certain items regarding the Company's cost of sales and revenues for the periods presented, stated in dollars and as a percentage of related sales and revenues:


                                                          NINE MONTHS             NINE MONTHS
                                                             ENDED                   ENDED
                                                         SEPTEMBER 30,           SEPTEMBER 30,
                                                             1996          %         1997          %
                                                         -------------   -----   -------------   -----
                                                                    (DOLLARS IN THOUSANDS)
Contract research, service and license revenues........     $ 5,902        70%      $ 6,899        64%
Manufacturing equipment sales..........................       3,977        96%        4,213        67%
                                                            -------                 -------
Total cost of sales and revenues.......................     $ 9,879        79%      $11,112        65%
                                                            =======                 =======

  Selling, General and Administrative Expenses


     Selling, general and administrative expenses for the nine months ended September 30, 1997 increased $907,000 to $4,284,000, but decreased to 25% of sales and revenues, compared to $3,377,000 or 27% of sales and revenues for the nine months ended September 30, 1996. Selling, general and administrative expenses increased primarily due to increases in commissions, marketing and travel costs related to increased sales of products and services, but decreased as a percentage of net sales and revenues due to an increase in the sales and revenues base.


  Depreciation and Amortization Expenses


     Depreciation and amortization expenses for the nine months ended September 30, 1997 increased $21,000 or 3% to $845,000, compared to $824,000 for the nine months ended September 30, 1996. Expenditures for capital equipment increased $65,000 or 12% to $612,000 for the nine months ended September 30, 1997, compared to $547,000 for the nine months ended September 30, 1996.


  Interest

     The Company earned $14,000 in interest income in the first nine months of both 1997 and 1996. The Company incurred insignificant interest expense during both nine-month periods.

  Income Taxes

     The Company recorded tax expense of $100,000 for the nine months ended September 30, 1997, compared to an expense of $6,773 for the nine months ended September 30, 1996. The tax expense for the nine months ended September 30, 1997 benefited from a $300,000 realization of the Company's deferred tax asset. The Company recorded this benefit because it believes that the tax effects of existing deductible temporary differences or carryforwards of $300,000 are more likely than not to be realized through the generation of sufficient future taxable income. At September 30, 1997, the Company had a remaining valuation allowance of $330,000 against its net deferred tax asset that consisted primarily of credit carryforwards of $1,093,000 offset by net deferred tax liabilities for timing differences of $809,000.

  Net Earnings (Loss)


     The Company reported net earnings for the nine months ended September 30, 1997 of $1,577,000, compared to a loss of $712,000 for the nine months ended September 30, 1996. The improvement in the Company's profitability resulted in large part from increased net sales and revenues in all areas of the Company's business, particularly in manufacturing equipment sales, where the Company's profit margins are generally higher. In addition, the Company received a $600,000 one-time license fee.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Net Sales and Revenues


     Net sales and revenues decreased $64,000 or less than 1% for the year ended December 31, 1996 to $17,388,000, compared to $17,452,000 for the year ended December 31, 1995. This decrease is due to decreased government contract revenues, partially offset by an increase in photovoltaic equipment sales. Contract research, service and license revenues decreased $1,437,000 or 11% in 1996 to $11,447,000, compared to $12,884,000 in 1995, due to decreased government contract revenues. Government contract revenues also constituted a lesser percentage of overall revenues as the percentage of revenues represented by the Company's commercial activities increased. Manufacturing equipment sales increased $1,373,000 or 30% to $5,941,000, compared to $4,568,000 in 1995, due to increased sales of photovoltaic module manufacturing equipment resulting from increased demand for photovoltaic energy. The following table sets forth certain items regarding the Company's net sales and revenues for the periods presented:


                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1995           1996       CHANGE
                                                              ------------   ------------   ------
                                                                (DOLLARS IN THOUSANDS)
Contract research, service and license revenues.............     $12,884        $11,447      (11%)
Manufacturing equipment sales...............................       4,568          5,941        30%
                                                                 -------        -------
Net sales and revenues......................................     $17,452        $17,388      (less than 1%)
                                                                 =======        =======

  Cost of Sales and Revenues


     The cost of sales and revenues increased $225,000 to $13,250,000 or 76% of net sales and revenues for the year ended December 31, 1996, compared to $13,025,000 or 75% of net sales and revenues for the year ended December 31, 1995. The cost of contract research, service and license revenues decreased $249,000 to $8,938,000, but increased to 78% of related revenues, for the year ended December 31, 1996, compared to $9,187,000 or 71% for the same period in 1995. The increase in cost of revenues as a percentage of related revenues was due to a reduction in sales volume and resulting underutilization of fixed costs. Cost of manufacturing equipment sales increased $474,000 to $4,312,000, but decreased to 73% of related sales in 1996, compared to $3,838,000 or 84% of related sales in 1995. The decrease in cost of sales as a percentage of related sales was due to improved product mix and increased manufacturing efficiencies.



     The following table sets forth certain items regarding the Company's cost of sales and revenues for the periods presented, stated in dollars and as a percentage of related sales and revenues:


                                                      DECEMBER 31,              DECEMBER 31,
                                                          1995          %           1996          %
                                                      ------------   --------   ------------   --------
                                                                   (DOLLARS IN THOUSANDS)
Contract research, service and license revenues.....    $ 9,187        71%        $ 8,938        78%
Manufacturing equipment sales.......................      3,838        84%          4,312        73%
                                                        -------                   -------
Total cost of sales and revenues....................    $13,025        75%        $13,250        76%
                                                        =======                   =======

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $307,000 to $4,746,000 or 27% of net sales and revenues for 1996, as compared to $4,439,000 or 25% of net sales and revenues for 1995. The increase in selling, general and administrative expenses as a percentage of net sales and revenues is attributable to increased selling activities and a decrease in net sales and revenues.

  Depreciation and Amortization Expenses

     Depreciation and amortization expenses decreased $53,000 or 4% in 1996 to $1,240,000 from $1,293,000 in 1995. The decrease was due to a reduction in expenditures for capital equipment during prior years and items becoming fully depreciated. Expenditures for capital equipment increased $553,000 or 142% to $943,000 in 1996, compared to $390,000 in 1995. During 1996 the Company made a major investment in its MIS systems.

  Interest

     The Company earned $17,000 in interest income in 1996, compared to $18,000 in 1995. The Company incurred interest expense in the amount of $11,000 in 1996 and $39,000 in 1995, of which $2,000 was capitalized in 1996 and $1,000 in 1995. The decline in interest expense was due to the Company's reduction of debt. As of December 31, 1996, the Company had no outstanding indebtedness.

  Income Taxes

     The Company recorded no tax expense for the year ended December 31, 1996, compared to a tax benefit of $32,000 for the year ended December 31, 1995.

  Net Earnings (Loss)

     The Company reported a net loss for the year ended December 31, 1996 of $599,000, compared to net earnings of $1,000 for the year ended December 31, 1995. The net loss in 1996 resulted primarily from increased selling, general and administrative expenses and cost of sales and revenues, coupled with a decrease in net sales and revenues.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Net Sales and Revenues


     Net sales and revenues decreased $948,000 or 5% for the year ended December 31, 1995 to $17,452,000, compared to $18,400,000 for the year ended December 31, 1994. This decrease is due to decreased contract research, service and license revenues, partially offset by an increase in photovoltaic equipment sales. Contract research, service and license revenues decreased $1,653,000 or 11% in 1995 to $12,884,000, compared to $14,537,000 in 1994, due to decreased U.S.
government contract and orthopedic product line revenues. The decline in contract revenues was largely the result of the U.S. government's move toward programs requiring significant cost sharing, which management elected to pursue cautiously and selectively. The orthopedic processing service business experienced pricing pressures due to competition and changes in the health care market, which negatively affected revenues and margins. Manufacturing equipment sales increased $705,000 or 18% to $4,568,000 in 1995, compared to $3,863,000 in
1994, due to increased demand for photovoltaic manufacturing equipment. The following table sets forth certain items regarding the Company's net sales and revenues for the periods presented:


                                                            DECEMBER 31,   DECEMBER 31,
                                                                1994           1995       CHANGE
                                                            ------------   ------------   ------
                                                              (DOLLARS IN THOUSANDS)
Contract research, service and license revenues...........    $ 14,537       $ 12,884      (11%)
Manufacturing equipment sales.............................       3,863          4,568       18%
                                                            ------------   ------------
Net sales and revenues....................................    $ 18,400       $ 17,452       (5%)
                                                            ==========     ==========

  Cost of Sales and Revenues

     The cost of sales and revenues decreased $585,000 to $13,025,000, but increased to 75% of net sales and revenues, for the year ended December 31, 1995, compared to $13,610,000 or 74% of net sales and revenues for the year ended December 31, 1994. The cost of contract research, service and license revenues decreased $1,313,000 to $9,187,000 or 71% of related revenues for the year ended December 31, 1995, compared to $10,500,000 or 72% for the same period in 1994. The decrease was due to reduced indirect expenses. Cost of manufacturing equipment sales increased $728,000 to $3,838,000 or 84% of related sales in 1995, compared to $3,110,000 or 81% of related sales in 1994. The increase was due to changes in product mix.

     The following table sets forth certain items regarding the Company's cost of sales and revenues for the periods presented, stated in dollars and as a percentage of related sales and revenues:


                                                 DECEMBER 31,                 DECEMBER 31,
                                                     1994            %            1995            %
                                                 ------------    ---------    ------------    ---------
                                                                 (DOLLARS IN THOUSANDS)
Contract research, service and license
  revenues.....................................    $ 10,500          72%        $  9,187          71%
Manufacturing equipment sales..................       3,110          81%           3,838          84%
                                                    -------                      -------
Total cost of sales and revenues...............    $ 13,610          74%        $ 13,025          75%
                                                    =======                      =======

  Selling, General and Administrative Expenses


     Selling, general and administrative expenses decreased $472,000 to $4,439,000 or 25% of net sales and revenues for 1995, compared to $4,911,000 or 27% of net sales and revenues for 1994. The decrease in selling, general and administrative expenses as a percentage of net sales and revenues was attributable to cost cutting measures implemented by the Company, such as reduced staffing.


  Depreciation and Amortization Expenses


     Depreciation and amortization expenses decreased $99,000 or 7% in 1995 to $1,293,000 from $1,392,000 in 1994. The decrease was due to a reduction in expenditures for capital equipment during prior years and to certain items becoming fully depreciated. Expenditures for capital equipment decreased $1,043,000 or 73%, totaling $390,000 in 1995, compared to $1,433,000 in 1994.
The capital expenditures in 1994 included significant expenditures to fabricate a Class 100 Cleanroom, whereas capital expenditures were significantly reduced in 1995 to conserve resources.


  Interest


     The Company earned $18,000 in interest income in 1995, compared to no interest income in 1994. The Company incurred interest expense in the amount of $39,000 in 1995 and $112,000 in 1994, of which $1,000 was capitalized in 1995 and $29,000 in 1994. The decline in interest expense was due to the Company's reduction of debt. As of December 31, 1995, the Company had no outstanding indebtedness.


  Income Taxes

     The Company recorded a tax benefit of $32,000 for the year ended December 31, 1995, compared to a tax benefit of $21,000 for the year ended December 31, 1994.

  Net Earnings (Loss)


     The Company reported net earnings for the year ended December 31, 1995 of $1,000, compared to a net loss of $182,000 for the year ended December 31, 1994. The Company reduced its net loss despite a decrease in net sales and revenues, due to reduced selling, general and administrative expenses and cost of sales and revenues, as well as a reduction in interest expense.

QUARTERLY INFORMATION


     The following table sets forth certain unaudited quarterly results of operations data of the Company for each of the four quarters in the years ended December 31, 1995 and 1996 and for the three quarters ended September 30, 1997. The Company believes that the following selected quarterly information has been prepared on the same basis as the audited Consolidated Financial Statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the selected quarterly information when read in conjunction with the audited Consolidated Financial Statements and the Notes thereto included elsewhere or incorporated by reference in this Prospectus. Results for any particular quarter are not necessarily indicative of results for any future period. See "Risk Factors."


                                               1995                                1996                            1997
                                 ---------------------------------   ---------------------------------   ------------------------
                                 QTR. 1   QTR. 2   QTR. 3   QTR. 4   QTR. 1   QTR. 2   QTR. 3   QTR. 4   QTR. 1   QTR. 2   QTR. 3
                                 ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales and revenues.........  $4,583   $4,659   $4,275   $3,935   $3,838   $4,489   $4,213   $4,848   $4,451   $6,433   $6,176
Gross profit...................   1,127    1,095    1,181    1,024      832    1,148      680    1,478    1,520    2,226    2,202
Earnings (loss) from
  operations...................      20       22      101     (154)    (272)      22     (468)     110      147      802      714
Net earnings (loss)............       3        2       61      (65)    (266)      33     (479)     113      150      702      725
Net earnings (loss) per
  share........................  $ 0.00   $ 0.00   $ 0.02   $(0.02)  $(0.09)  $ 0.01   $(0.16)  $ 0.04   $ 0.05   $ 0.22   $ 0.22

LIQUIDITY AND CAPITAL RESOURCES


     The Company has been able to fund its liquidity requirements using cash from operations and available lines of credit. On April 4, 1997, the Company amended and extended its revolving credit agreement with Silicon Valley Bank. This agreement provides for a $2 million revolving credit facility, based upon eligible accounts receivable requirements. This line of credit has been established to provide the Company with resources for general working capital purposes and Standby Letter of Credit Guarantees for foreign customers. The line is secured by all assets of the Company. Interest on the line is at the Bank's prime rate plus one-half of one percent. The line contains covenants including provisions relating to profitability and net worth. As of September 30, 1997, the Company had no outstanding debt under this revolving credit facility.



     The Company believes it has sufficient resources to finance its current operations for the foreseeable future through working capital, its existing line of credit and available lease arrangements. The Company will use portions of the proceeds of this offering to execute its growth strategy. Net increase (decrease) in cash and cash equivalents for the years ended December 31, 1994, 1995, and 1996, amounted to $120,000, $964,000, ($159,000), respectively, and
$432,000 for the nine months ended September 30, 1997. Capital expenditures for the same periods amounted to $1,433,000, $390,000, $943,000 and $612,000, respectively. To date there are no material commitments by the Company for capital expenditures. However it is anticipated with this offering that the Company will make significant capital investments for future product expansion. At September 30, 1997, the Company's retained earnings were $1,542,000, compared to a $35,000 accumulated deficit as of December 31, 1996. Working capital as of September 30, 1997 increased 141% to $4,878,000, compared to $2,020,000 as of December 31, 1996.


RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS 128 establishes a different method of computing net income per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS 128, the Company will be required to present both basic net income per share and diluted net income per share. Basic net income per share is expected to be higher than the currently presented net income per share as the effect of dilutive stock options will not be considered in computing basic net income per share. The impact on diluted net income per share is not expected to be material. The Company plans to adopt SFAS 128 in its fiscal quarter ending December 31, 1997 and at that time all historical net income per share data presented will be restated to conform to the provisions of SFAS 128.

     In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Under this concept, all revenues, expenses, gains and losses recognized during the period are included in income, regardless of whether they are considered to be results of operations of the period. SFAS 130, which becomes effective for the Company in its year ending December 31, 1998, is not expected to have a material impact on the Consolidated Financial Statements of the Company.

     In June 1997, the Financial Accounting Standards Board issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report selected information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131, which becomes effective for the Company in its year ending December 31, 1998, is not expected to have a material impact on the Company's results of operations.

IMPACT OF INFLATION AND CHANGING PRICES

     Historically, the Company's business has not been materially impacted by inflation. Manufacturing equipment sales are generally quoted, manufactured and shipped within a cycle of approximately six months, allowing for orderly pricing adjustments to the cost of labor and purchased parts. The Company has not experienced any negative effects from the impact of inflation on long-term contracts. The Company's service business is not expected to be seriously affected by inflation because its procurement-production cycle typically ranges from two weeks to several months, and prices generally are not fixed for more than one year. Research and development contracts usually include cost escalation provisions.

FOREIGN EXCHANGE FLUCTUATION

     The Company sells only in U.S. dollars, generally against an irrevocable confirmed letter of credit through a major U.S. bank. Therefore the Company is not directly affected by foreign exchange fluctuations on its current orders. However, fluctuations in foreign exchange rates do have an effect on the Company's customers' access to U.S. dollars and on the pricing competition on certain pieces of equipment that the Company sells in selected markets.

                                    BUSINESS

     The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GENERAL

     Spire develops, manufactures and markets highly-engineered photovoltaic module manufacturing equipment and optoelectronic products and provides biomedical processing services. Spire is the world's leader in the design and manufacture of specialized equipment for the production of terrestrial photovoltaic modules from solar cells, with its equipment installed in over 130 factories and in more than 30 countries. The Company also offers certain optoelectronic products and is continuing to develop additional advanced optoelectronic products for telecommunications, biomedical and electronics applications, including solar cells used to power satellites. Spire's value-added biomedical processing services offer surface treatments to enhance the durability or antimicrobial characteristics of orthopedic and other medical devices.

     Photovoltaics, the technology of using solar cells to convert sunlight directly into electricity, is a growing alternative energy production method and an increasingly important component of world energy production, particularly in the wireless telecommunications sector. With this technology, electricity is produced by using photovoltaic modules, which consist of a number of solar cells connected to each other and laminated in reliable and durable support structures. The Company believes that it is the only company that manufactures each piece of equipment necessary for a complete production line that fabricates photovoltaic solar cells into modules. The Company's module manufacturing equipment and production line configurations offer its customers a range of manufacturing processes, from relatively labor intensive to fully automated systems. Spire's products include solar cell testers, cell tabbing and stringing assemblers, laminators and sun simulator module testers, as well as turnkey module production lines complete with comprehensive technology, training and service support.


     Spire's market leadership and international reputation for quality manufacturing and process technology position the Company to capitalize further on the expanding global photovoltaic market. In the past five years, global usage of terrestrial photovoltaic power has increased substantially, due to such factors as rural electrification in the developing world, the accelerated growth of wireless telecommunications, with its need for wireless power, and increased environmental concerns encouraging the use of renewable energy sources. Awareness and acceptance of photovoltaics as an energy source are growing as a result of receiving significant support from initiatives such as the PV Rooftop Program in Japan, the Building Integration Program in Germany and the Clinton Administration's recently announced "Million Solar Roofs Initiative."


     Projections by industry experts of growth in worldwide demand for photovoltaic modules range from 25% to 50% per year through the year 2002. In order to meet this increasing demand, manufacturers of photovoltaic modules must increase their manufacturing capacity by adding capital equipment, including the types of capital equipment offered by the Company. Industry experts estimate that in 1997 annual worldwide module production capacity increased by at least 34%, or 44 megawatts. Photovoltaic module manufacturers already have announced plans to expand worldwide module production capacity by 100 megawatts in 1998, which would be a 58% increase over 1997 production capacity. The Company believes that the 1998 market for photovoltaic module manufacturing equipment will be approximately $25 million to $40 million, compared to a 1997 market of approximately $20 million for such equipment. See "Risk Factors -- Dependence on Market Growth" and "-- Technological Advances; Dependence on Future Product Development and Market Acceptance."

     In addition to projected growth in the terrestrial photovoltaic market, the proliferation of satellites resulting from the increasing need for telecommunications bandwidth has created demand for specialized photovoltaic cells to power satellites. According to industry experts, telecommunications companies worldwide plan to launch more than 500 satellites in the next five years. Based upon published reports, the Company believes there may be insufficient manufacturing capacity in the industry to meet the increasing demand for space solar cell production. The Company has developed extensive technology and expertise as a result of more than 25 years of solar cell contract research for the U.S. government and commercial customers, and the Company believes these capabilities provide it with the opportunity to enter the market for space solar cells.


     Spire is a leading U.S. provider of surface treatments for medical devices, utilizing its ion implantation and ion beam assisted deposition (IBAD) technologies. Spire's surface processing technologies have evolved from the Company's silicon wafer ion implantation technology for solar cell applications. These surface treatments improve the durability or antimicrobial characteristics of invasive medical devices such as orthopedic implants and catheters. The aging of the U.S. population has contributed to greater demand for joint replacement procedures; longer and more active lives have led to the demand for enhanced device durability and performance. Medical industry initiatives aimed at lowering costs have focused efforts on reducing the incidence of infection, which has created demand for antimicrobial treatment of catheters and other invasive medical devices.


     Spire's advanced research in photovoltaics and optoelectronics has resulted in a strong array of proprietary technologies. These technologies have led to the Company's current product and service offerings in photovoltaics and in medical device treatments, and have further potential commercial applications in terrestrial and space solar cell production, in other optoelectronic products and in enhancing the performance of additional medical devices. Much of the Company's development of its core technologies and the application of these technologies to commercial products has been funded by the U.S. government under contracts providing that the Company retains proprietary rights to all developments. The Company anticipates that much of its future development efforts will continue to be funded by the U.S. government and other outside sources.


HISTORY

     From its founding by Roger G. Little in 1969 through the end of the 1970s, substantially all of the Company's revenues were generated by its research, development and engineering activities, generally through contracts with the U.S. government. During that period, the Company began to research methods of producing higher efficiency solar cells. The Company developed expertise in various photovoltaic technologies and received funding to develop its metalorganic chemical vapor deposition (MOCVD) technology to make advanced solar cells from compound semiconductor materials such as gallium arsenide (GaAs). The Company is continuing to apply its MOCVD process to different types of compound semiconductor materials aimed at developing advanced solar cells, primarily for space applications, as well as other compound semiconductor materials, devices and components for medical and other applications. As the Company improved its technique to develop higher efficiency solar cells, it also developed a line of equipment aimed at manufacturing solar modules from cells. In 1981 the Company introduced its first terrestrial photovoltaic module production equipment and is currently the leading supplier of such equipment worldwide.


     In 1984, the Company received U.S. government funding to apply its ion beam technologies to metal surface applications for potential improvement of surface properties. From this research effort, the Company developed its ion implantation process. Since 1988, the Company has applied this process to the medical industry by using its ion implantation process to improve the wear resistance of orthopedic devices. Most recently the Company has developed its IBAD technology, which combines implantation technology and deposition technology to add antimicrobial properties to the surfaces of certain medical devices.

CHRONOLOGY OF KEY SPIRE TECHNOLOGY DEVELOPMENTS

   - 1970 --    Spire builds its first SPI-PULSE(TM) electron beam generator to support research in radiation effects testing

   - 1974 --    U. S. government contract brings Spire into space solar cell research, which leads to ion implantation and advanced silicon solar cell technologies

   - 1980 --    Spire receives contract to use pulsed electron beams to improve
                GaAs-on-silicon solar cells grown by metalorganic chemical vapor deposition
                (MOCVD)

          --    Spire builds its first MOCVD reactor, which starts development of Spire's expertise in using compound semiconductors for solar cells as well as other applications

   - 1981 --    Spire makes its photovoltaic module manufacturing equipment commercially available for the first time

   - 1982 --    Spire begins offering advanced compound semiconductor wafers and devices for a broad range of optoelectronic technology

   - 1983 --    Spire produces a 15% efficient photovoltaic module using ion implantation, a milestone for the photovoltaic industry

   - 1985 --    Ongoing Spire development of very high efficiency solar cells yields several world record efficiency GaAs concentrator cells

          --    Spire applies high current ion implantation technology developed for solar cells to metal materials processing

   - 1988 --    Spire begins development of its MOCVD processes utilizing indium phosphide growth for application in the space solar cell telecommunications industry

          --    Spire receives first commercial order for treatment of orthopedic components by ion implantation

   - 1992 --    Spire advances the state of the art in high throughput, high reliability module manufacturing with new concepts in automated module fabrication

   - 1993 --    Spire develops new MOCVD reactor designs for high uniformity growth of advanced device structures

          --    Spire introduces diode laser arrays providing reliable, efficient pumping of energy into solid state lasers

   - 1994 --    Spire begins using its proprietary IBAD system providing for high quality coatings deposited at low temperatures to modify surfaces of medical polymers and other materials

          --    Spire develops thermophotovoltaic cells to generate electricity from thermal sources

   - 1996 --    Spire's solar cell and MOCVD expertise make possible advanced indium phosphide solar cells for use in powering future generations of communications satellites

INDUSTRY/MARKET

  Photovoltaics

     Photovoltaics is the direct conversion of light into electricity. Certain materials exhibit a property known as the photoelectric effect, which causes them to absorb photons of light and to release electrons. The photovoltaic industry processes semiconductor materials (most commonly silicon) into thin semiconductor wafers to make solar cells, which are specially treated to form an internal electric field, positive on one side and negative on the other. When light strikes the solar cell, electrons are released from the atoms in the cell, and electrical conductors attached to the positive and negative sides of the cell collect an electric current. A typical four-inch diameter silicon solar cell produces approximately one and one-half watts of electricity in bright noon sunshine. These individual cells are connected together to form a photovoltaic module, which can be designed to supply electricity at a certain voltage. Photovoltaic modules are then wired together in arrays. Generally, the larger the area of a module or array, the more electricity will be produced.

     Photovoltaic modules are manufactured by a number of different entities, many of whom use Spire equipment. These entities range from multinational corporations to small private companies. Depending on their intended application, the modules are sold to telecommunications companies, domestic and foreign governmental agencies and utilities, among others.


     Projections by industry experts of growth in worldwide demand for photovoltaic modules range from 25% to 50% per year through the year 2002. In order to meet this increasing demand, manufacturers of photovoltaic modules must increase their manufacturing capacity by adding capital equipment, including the types of capital equipment offered by the Company. Industry experts estimate that in 1997 annual worldwide module production capacity increased by approximately 34%, or 44 megawatts, over 1996 capacity. Photovoltaic module manufacturers already have announced plans to expand worldwide module production capacity by 100 megawatts in 1998, which would be a 58% increase over 1997 production capacity. The Company believes that the 1998 market for photovoltaic module manufacturing equipment will be approximately $25 million to $40 million, compared to a 1997 market of approximately $20 million for such equipment. See "Risk Factors -- Dependence on Market Growth" and "-- Technological Advances; Dependence on Future Product Development and Market Acceptance."



     In non-industrialized areas photovoltaics is used for basic power generation. In such places as developing countries or remote areas of the world where power grids are not currently in place, photovoltaics has been an economical way to electrify rural areas. Photovoltaic modules are also used for power in various applications, such as water pumping, vaccine refrigeration and telecommunications. According to industry analysts, developing countries now account for about 30% of global energy use; with continued economic growth they are projected to account for over one-half of the increase in global energy consumption over the next three decades. Industry analysts believe that approximately 75% of the population of the developing world (nearly two billion people) are without electric power today. As developing countries become more industrialized, photovoltaic usage is expected to expand as demand for electric power grows.



     In industrialized areas such as the United States, Europe and Japan, photovoltaics has a number of specialized applications. Photovoltaic modules are integrated into building facades, used on roof tops of homes, or as substitutes for windows in large buildings, to supplement conventional power supplies. Photovoltaic generated power is an increasingly important component of the telecommunications infrastructure, as the growth in demand for wireless communications increases. The expanding worldwide use of cellular telephones has required an expansion of radio transmission systems, many of which use photovoltaic modules for power. Photovoltaic modules complement existing power plants by expanding the plants' energy production capabilities through an environmentally friendly energy source. Photovoltaics produces no gaseous emissions during operation and offers an environmentally benign alternative to fossil and nuclear sources of energy. Finally, the economics of photovoltaic applications in the industrialized world are improving. Photovoltaic energy is not currently price competitive with existing means for generating power for central power stations. However, continued efforts to reduce the costs of photovoltaic modules, as measured in cost per peak watt, have resulted in a 50% decrease in such costs since the 1980s.



     The Japanese government has expanded its "PV Rooftop Program," under which 40,000 homes are to be equipped with photovoltaic modules. Photovoltaic module manufacturers in Japan have already begun increasing capacity to meet the expectations of this program by expanding facilities, including additions of capital equipment. In 1997, the Company sold photovoltaic module manufacturing equipment to customers in Japan in connection with such expansion. The Building Integration Program in Germany has evolved from a recognition that environmentally friendly energy sources should be included in the design of newly constructed buildings. In 1997, the Company also sold photovoltaic module manufacturing equipment to customers in Germany, who are increasing capacity to meet the anticipated increase in demand for photovoltaic modules.


     In the United States, President Clinton has announced the "Million Solar Roofs Initiative," which aims to encourage greater use of photovoltaic energy in residential and commercial buildings. Similarly, the European Commission recently adopted a "White Paper on Renewables," which calls for photovoltaic installations on half a million roofs in Europe and the export of 500,000 solar systems to the developing world. While the Company cannot attribute any sales to date to either of these initiatives, it believes that the awareness and acceptance of photovoltaics as a viable energy source are increasing.

     As a worldwide leader in the manufacture of equipment to produce photovoltaic modules, Spire is poised to take advantage of the growing applications and acceptance of photovoltaics. The Company believes that many of its photovoltaic customers in the United States, Europe, Japan, India, China, the Middle East, other areas of Asia and Africa are adding capacity to take advantage of the increased demand for photovoltaic energy. See "Risk Factors -- Dependence on Market Growth," "-- Competition" and "-- Dependence on Export Sales."

  Optoelectronics

     Optoelectronics involves the conversion of light to electricity, like photovoltaics, and/or the conversion of electricity to light. Optoelectronics uses thin film technology, such as MOCVD, to create semiconductor devices for telecommunications, biomedical and electronics applications. In an MOCVD reactor, specialized semiconductor materials are deposited onto substrate wafers as single-crystal thin films. These wafers are then further processed into various semiconductor devices.


     Optoelectronics technology is used, among other things, to create specialized types of solar cells to power space satellites; to create components for biomedical instruments, such as semiconductor diode lasers, flat panel displays and digital radiography; and to produce semiconductor wafers necessary for electronic instruments such as cellular telephones. The Company believes that the market for MOCVD deposited films and other optoelectronics technology is expanding rapidly, driven in part by the growth in the telecommunications industry (which will require additional satellites powered by solar cells) and the medical industry. Spire's processing facilities now include seven MOCVD reactors, housed in a Class 100 Cleanroom.


     The Company currently produces several products based on its optoelectronics technology, including diode lasers and compound semiconductor wafers. The Company also has certain products under development using its proprietary technologies. The Company believes that its current products, as well as those under development, may have significant commercial potential. See "Risk Factors -- Technological Advances; Dependence on Future Product Development and Market Acceptance" and "-- Expansion into New Markets" and "Business -- Product Development."

  Biomedical

     The Company uses its ion beam technology to provide processing services to the medical industry by treating the surfaces of products, such as orthopedic devices and catheters, that are used in the human body. The Company's surface treatment technologies include ion implantation and the Company's proprietary ion beam assisted deposition (IBAD). The Company uses its ion implantation technology, such as its IONGUARD(R) service, to bombard the surface of certain titanium and cobalt-chromium alloy medical devices with ions to enhance their mechanical and chemical surface properties. This process reduces friction and improves wear, fatigue and corrosion resistance of the devices. The Company's proprietary IBAD technology is used in its family of IONCIDE(TM) infection-resistant treatments applied to metal, polymers and ceramics for medical applications.

     The Company believes that the two main factors leading to the growth of the orthopedic implant segment of the medical device industry are the aging of the U.S. population and the trend toward more active lifestyles later in life. These factors have led to the need for a greater number of artificial joints, such as knees and hips, as well as the need for these devices to last longer and resist wear. Currently, only a small percentage of orthopedic devices are treated with the Company's proprietary processing technologies. However, the Company believes that there will be a growing demand for its orthopedic device processing services.

     The Company targets its IONGUARD(R) service to the orthopedic market and its IONCIDE(TM) processes to manufacturers of devices such as catheters. The Company's strategy is to be a value-added vendor to the manufacturer, thereby offering an improved product to the medical industry. See "Risk Factors -- Dependence on Market Growth," "-- Expansion into New Markets" and "-- Government Regulation."

GROWTH STRATEGY

     Management believes the Company can achieve additional growth by:

          - Capitalizing on growth in the photovoltaics market and the anticipated demand for terrestrial solar cell module manufacturing equipment;

          - Developing and commercializing photovoltaic solar cells for space applications based on its established expertise in semiconductor technologies using silicon, gallium arsenide (GaAs) and indium phosphide (InP);

          - Building on its established optoelectronics product offerings and technical expertise;

          - Broadening market acceptance for its antimicrobial and wear improvement coatings for orthopedic implants, catheters and other invasive medical devices; and

          - Continuing to develop new products and technologies by utilizing government and third party research and development funding consistent with the commercial objectives of the Company.

     Growth in Photovoltaics Market. As worldwide demand for energy produced by photovoltaics increases, demand for solar cell modules will increase. The Company's goal is to maintain or increase its market share for manufacturing equipment that is used by its customers to produce solar cell modules. In order to achieve this goal the Company intends to (i) increase its production capacity, (ii) enhance its worldwide sales and marketing organization, in part by establishing sales offices in strategic geographic areas, and (iii) extend its product lines to meet the needs of its customers. In addition, the Company is evaluating the business potential of entering into strategic alliances with certain U.S. utility companies by marketing its "Spire Solar Business," which includes manufacturing systems, integration services and proprietary software. The Company is considering extending its current product line by developing a line of specialized manufacturing equipment for production of terrestrial photovoltaic cells. See "Risk Factors -- Dependence on Market Growth," "-- Technological Advances; Dependence on Future Product Development and Market Acceptance," "-- Expansion into New Markets," "-- Difficulties of Expanding Capacity" and "-- Need to Manage Growth."


     Photovoltaic Products for Space Applications. The Company has established technological expertise in the production of photovoltaic components using the MOCVD process. The Company intends to apply this expertise to commercialize space solar cells for powering satellites, to be used primarily by telecommunications companies and for government applications. According to industry experts, telecommunications companies worldwide plan to launch more than 500 satellites in the next five years. Each satellite will require space solar cells producing on the average more than four kilowatts of energy. Based on the space solar cell requirements of these satellites, as well as other customer needs, the Company believes that annual worldwide demand for space solar cell energy production will be 500 kilowatts by the end of 1998, which the Company estimates to be a $200 million market based on current market pricing. The Company believes that the two largest manufacturers of space solar cells currently can produce approximately 260 kilowatts of space solar cells per year, and all other manufacturers can produce approximately 30 kilowatts of space solar cells per year. The Company believes there may be insufficient manufacturing capacity in the industry to meet the increasing demand for space solar cell production. The Company currently possesses all of the necessary expertise, technology and equipment to produce space solar cells in small quantities, and has sold customized gallium arsenide space solar cells to a limited number of its customers. The Company currently is planning to expand the manufacturing capacity of its space solar cell facility, including installation of dedicated multi-wafer MOCVD reactor capacity required to support the commercialization of these products. See "Risk Factors -- Competition," "-- Technological Advances; Dependence on Future Product Development and Market Acceptance" and "-- Expansion into New Markets" and "Use of Proceeds."

     Building on Established Component Manufacturing Capability. The Company's semiconductor component processing facilities currently include seven MOCVD reactors housed in a Class 100 Cleanroom environment. The Company intends to build on this capacity, together with its proprietary technologies and experienced technical personnel, to expand its product offerings of semiconductor components. Products under consideration for development and potential commercialization include indium phosphide solar cells for satellites, radiation detectors for medical instrumentation and vertical cavity diode lasers for imaging, laser printing and communications. See "Risk Factors -- Technological Advances; Dependence on Future Product Development and Market Acceptance" and "-- Expansion into New Markets."



     Market Acceptance of Biomedical Products. The Company seeks increased sales of its biomedical processing services by broadening the market acceptance and demand for medical implants and components treated with its proprietary processes. In the orthopedic device area, where the Company currently provides processing services on a commercial basis, the Company hopes to broaden understanding that use of surface treated orthopedic devices provides an improved, longer-lasting product for patients and is a cost-effective choice. With respect to non-orthopedic devices, the Company offers surface treatment for catheters and heart valve cuffs on a small-scale commercial basis, and has several other ion beam surface treatment processes under development. The Company intends to increase acceptance of surface treated devices as a cost-effective improvement over untreated devices. In order to achieve its goals in this area, the Company intends to expand its sales and marketing staff and to increase the surface treatment services it offers. The Company believes that such efforts will lead to an increased number of customers for the Company's proprietary processes and, if FDA approval is received, to eventual commercialization of niche medical devices that include the Company's antimicrobial coatings. See "Risk Factors -- Dependence on Market Growth," "-- Technological Advances; Dependence on Future Product Development and Market Acceptance," "-- Expansion into New Markets" and "-- Government Regulation" and "Use of Proceeds."


     Sponsored Research Activity. Throughout its history, the Company has aggressively sought to develop its proprietary technologies and apply such technologies to commercial products through sponsored research activities. While the bulk of such research is supported by grants and contracts from the U.S. government, the Company has received research funding from other outside sources. The Company intends to continue its efforts to obtain such funding to enhance existing product lines and introduce new products where it perceives that such opportunities are consistent with its commercial objectives. See "Risk Factors -- Competition,"
"-- Dependence on Outside Funding for Research and Development" and "-- Government Regulation."

PRODUCTS AND SERVICES

     The Company offers a number of highly-engineered products, devices and services aimed at meeting the varied requirements of its diverse customer base.


     The photovoltaic manufacturing equipment product lines offered by the Company bring terrestrial solar cells through each step of the process for module manufacturing. The Company's SPI CELL(TM) tester first tests and sorts each solar cell based on its electrical performance; the Company's SPI-STRINGER(TM) then interconnects the cells into strings; the Company's SPI VAC PIK(TM) transfers the cells to a board and prepares them for lamination; the strings are then laminated using the Company's SPI LAMINATOR(TM); and the Company's SPI-SUN SIMULATOR(TM) then tests the entire module for efficiency.


     Prices for individual items of the Company's photovoltaic manufacturing equipment range from $25,000 to $1 million, and complete lines of equipment range from $500,000 to $3 million. The price of a piece of equipment depends on its size, function and on the degree of custom engineering required by a customer. The price of a complete line of equipment depends upon a customer's production requirements. The Company constantly seeks to reduce the cost of photovoltaic module manufacturing by developing more sophisticated equipment to make photovoltaics more cost effective. The Company's customers for photovoltaic manufacturing equipment include Siemens Solar Industries, Shell Oil Company, Solarex Corporation USA, Sharp Corporation, Sanyo Electric Co., Ltd., BP Solar (British Petroleum) and Pilkington Solar International GmbH.

     Products produced using the Company's MOCVD technology include diode lasers used for medical equipment, electronic devices, photocopiers and printers; compound semiconductor wafers used for cellular telephones and other communications devices; laser power converters, which change light into electricity to power electric devices; and thermophotovoltaic cells, which generate electrical energy directly from relatively low temperature heat sources.


     The Company offers surface treatment services to manufacturers of orthopedic and other medical devices. The Company's IONGUARD(R) surface treatment enhances the surface properties of medical devices, increasing their durability and longevity. The Company also offers a family of antimicrobial surface coating treatments utilizing the Company's IBAD technology under the name IONCIDE(TM). The IONCIDE(TM) processes employ proprietary equipment that uses IBAD technologies to deposit thin microscopic coatings of various semiconductor materials onto medical devices such as catheters. These processes modify the functional surface properties by adding antimicrobial capabilities. The Company believes that its IONCIDE(TM) processes represent an opportunity for expansion, as infection has become a growing concern in the invasive medical device industry.

     The following table describes a portion of the Company's current products, devices and services, their applications and target customers:


-------------------------------------------------------------------------------------------------
   CURRENT OFFERINGS                     APPLICATIONS                     TARGET CUSTOMERS
-------------------------------------------------------------------------------------------------
                               Photovoltaic Manufacturing Equipment
-------------------------------------------------------------------------------------------------
 SPI CELL TEST(TM) 150              Tests the electrical
                                    performance of photovoltaic
                                    cells under simulated
                                    sunlight
----------------------------------------------------------------
 SPI CELL TEST(TM) 1000             Automatically performs
                                    testing of up to 1000 cells
                                    per hour; sorts cells by
                                    output power
----------------------------------------------------------------
 SPI CELL TEST(TM) QC6              Self-contained
                                    semi-automatic system for
                                    testing and grading
                                    photovoltaic cells.
                                    Measures current voltage
                                    characteristics and assigns
                                    a bin number so an operator
                                    can quickly sort cells by
                                    output power
----------------------------------------------------------------
 SPI-GLASS WASHER(TM) 500           A family of systems for
 SPI-GLASS WASHER(TM) 1000          automatically washing glass
                                    used in photovoltaic
                                    production
----------------------------------------------------------------
 Hi-Voltage Tester                  Safety testing of finished
                                    modules
----------------------------------------------------------------
 SPI ASSEMBLER(TM) 5000             Automatically interconnects       All of the Company's
                                    cells by soldering flat           photovoltaic equipment is
                                    metal leads, or tabs, to          marketed to solar module
                                    solar cell contacts               manufacturers,
----------------------------------------------------------------      telecommunications
 SPI-STRINGER(TM) 500               A group of semi-automated         companies, power companies,
 SPI-TAB(TM) 500                    production machines that          public utilities and U.S.
                                    interconnect solar cells by       and foreign government
                                    soldering flat metal leads,       agencies
                                    or tabs, to solar cell
                                    contacts
----------------------------------------------------------------
 SPI VAC PIK(TM)                    Transfers interconnected
                                    photovoltaic module
                                    circuits from alignment
                                    board to a stack of
                                    encapsulation materials
                                    prior to lamination
----------------------------------------------------------------
 SPI LAMINATOR(TM) 240              A family of automated
 SPI LAMINATOR(TM) 350              photovoltaic module
 SPI LAMINATOR(TM) 460              laminators that laminate
 SPI LAMINATOR(TM) 580              cell strings and glass
 SPI LAMINATOR(TM) 660              lay-up with controlled
                                    heat, vacuum and pressure
----------------------------------------------------------------
 SPI-SUN SIMULATOR(TM) 130i         A family of photovoltaic
 SPI-SUN SIMULATOR(TM) 240A         module testers that test
 SPI-SUN SIMULATOR(TM) 460          the electrical performance
 SPI-SUN SIMULATOR(TM) 460i         of photovoltaic modules
 SPI-SUN SIMULATOR(TM) 660
-------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
        CURRENT OFFERINGS                  APPLICATIONS                TARGET CUSTOMERS
---------------------------------------------------------------------------------------------
                            Photovoltaic Manufacturing Equipment
---------------------------------------------------------------------------------------------
 SPI-ARRAY TESTER(TM) 750           A family of portable
 SPI-ARRAY TESTER(TM) 800           photovoltaic array testers    All of the Company's
 SPI-ARRAY TESTER(TM) 1000          capable of measuring and      photovoltaic equipment is
                                    recording the current and     marketed to solar module
                                    voltage characteristics of    manufacturers,
                                    photovoltaic modules or       telecommunications
                                    groups of modules             companies, power companies,
---------------------------------------------------------------   public utilities and U.S.
 SPI LINES(TM) turn-key factory     A family of semi-automated    and foreign government
 SPI LINE(TM) 100MSU                to fully-automated            agencies
 SPI LINE(TM) 500M                  production lines for the
 SPI LINE(TM) 1000M                 manufacture of photovoltaic
 SPI LINE(TM) 1000TFM               modules from cells
---------------------------------------------------------------------------------------------
                            Optoelectronic Materials and Devices
---------------------------------------------------------------------------------------------
 Diode Lasers                       Medical equipment,            Equipment manufacturers for
                                    electronic devices,           the photovoltaic,
                                    photocopiers and printers     biomedical and
                                                                  optoelectronics industries
---------------------------------------------------------------------------------------------
 Compound Semiconductor Wafers      Cellular telephones and       Telecommunications compa-
                                    communications devices;       nies; manufacturers of high
                                    high speed electronics        speed electronic devices;
                                                                  U.S. government
---------------------------------------------------------------------------------------------
 Laser Power Converters             Change light into             Electronic equipment
                                    electricity to power          manufacturers;
                                    electric devices              telecommunications
                                                                  companies
---------------------------------------------------------------------------------------------
 Thermophotovoltaic Cells           Generate electrical energy    U.S. government
                                    directly from relatively
                                    low temperature heat
                                    sources
---------------------------------------------------------------------------------------------
                               Biomedical Processing Services
---------------------------------------------------------------------------------------------
 IONGUARD(R) for Orthopedics        A family of processing
                                    services using ion beam
                                    technologies to enhance the
                                    mechanical and chemical
                                    surface properties of
                                    orthopedic and other
                                    medical devices                Manufacturers of orthopedic
---------------------------------------------------------------    and other medical devices
 IONGUARD(R) I                      For titanium alloy devices
 IONGUARD(TM) II                    For cobalt chromium devices
---------------------------------------------------------------------------------------------
 IONJOIN(TM)                        Enhances bond strength of     Manufacturers of orthopedic
                                    bone cement to orthopedic     devices
                                    device material for longer
                                    life and increased joint
                                    stability
---------------------------------------------------------------------------------------------
 IONCIDE(TM)                        A family of antimicrobial     Manufacturers of medical
                                    surface treatments            devices such as catheters
---------------------------------------------------------------------------------------------

PRODUCT DEVELOPMENT


     Spire's more than 25 years of advanced research in the photovoltaics and optoelectronics areas have resulted in a variety of proprietary technologies with potential commercial applications in terrestrial and space solar cell production, in enhancing the performance of medical devices, and for semiconductor products. Much of this development effort has been funded by the U.S. government and is anticipated to continue to be funded by U.S. government grants, including Small Business Innovation Research grants, and by funding from other outside sources. The Company's biomedical product offerings have evolved from Spire's photovoltaic technology of silicon solar cell ion implantation, originally developed for high volume, low cost photovoltaic module production. In addition to new product development and commercialization, Spire also intends to pursue further enhancements in its photovoltaic product lines, to permit its customers to reduce their costs of solar cell module manufacturing and to increase yields.

     The Company has several additional products under development utilizing its optoelectronics technology. These products include indium phosphide solar cells for satellites, radiation detectors for medical instrumentation and vertical cavity diode lasers (VCSELs) for imaging, laser printing and communications. Some engineering prototypes of these products have been built, while others are still in the laboratory testing stage. In addition, the Company plans to expand the manufacturing capacity of its space solar cell facility to achieve commercial production of its gallium arsenide solar cells. While the Company believes that these products, as well as others that it may develop from its proprietary technologies, may have significant commercial potential, no assurance can be given that any of these products will reach a commercial production stage or that sales of such products, if any, will economically justify the Company's development, manufacturing and marketing efforts in this area. See "Risk Factors -- Dependence on Outside Funding for Research and Development," "-- Technological Advances; Dependence on Future Market Development and Market Acceptance" and
"-- Expansion into New Markets."

     The following table describes certain products that the Company has under development, their applications and target customers:

---------------------------------------------------------------------------------------------
 PRODUCTS UNDER DEVELOPMENT             APPLICATIONS                  TARGET CUSTOMERS
---------------------------------------------------------------------------------------------
                                  Products Under Development
---------------------------------------------------------------------------------------------
 Gallium Arsenide Solar Cells   Space photovoltaics for         Telecommunications companies;
                                satellite power systems         U.S. and foreign governments
---------------------------------------------------------------------------------------------
 Indium Phosphide Solar Cells   Space photovoltaics for         Telecommunications companies;
                                satellites operating in         U.S. and foreign governments
                                earth's radiation belt where
                                standard silicon and GaAs
                                solar cells degrade rapidly
---------------------------------------------------------------------------------------------
 Lightweight Flexible Silicon   For wing mounting on unmanned   U.S. and foreign governments;
 Photovoltaic Modules           ultra-light aircraft            aircraft manufacturers
---------------------------------------------------------------------------------------------
 Heterojunction Bipolar         Used in cellular telephones,    Electronic equipment
 Transistor Epitaxial Wafers    amplifiers and other high       manufacturers;
                                frequency electronics           telecommunications companies
---------------------------------------------------------------------------------------------
 III-V Custom Photodiodes       Near infrared detection and     Optical equipment
                                imaging                         manufacturers; U.S. and
                                                                foreign governments
---------------------------------------------------------------------------------------------
 Solar-Blind Ultra-Violet       A low cost ultraviolet          Analytic equipment
 Detectors                      detector with little or no      manufacturers; U.S. and
                                response to visible and         foreign governments
                                infrared light; can be used
                                for fire detection and other
                                applications
---------------------------------------------------------------------------------------------
 CdZnTe Flat Panel Display      To make x-ray images without    Medical device manufacturers;
 Imager for X-ray Fluoroscopy   film                            baggage scanner manufacturers
---------------------------------------------------------------------------------------------
 Vertical Cavity Diode Lasers   For use in photocopiers,        Office equipment
                                printers and optical data       manufacturers; LAN and
                                links                           computer manufacturers
---------------------------------------------------------------------------------------------

RESEARCH AND DEVELOPMENT

     The Company's policy is to support as much of its research and development as possible through government contract funding, which it recognizes as revenue. Revenues from the Company's research and development contracts funded by the U.S. government were $8,806,000 in 1994, $8,232,000 in 1995, $6,705,000 in 1996
and $5,950,000 for the first nine months of 1997, accounting for 48%, 48%, 39% and 35%, respectively, of the Company's net sales and revenues for these periods. As of September 30, 1997, the Company was performing 37 contracts for the U.S. government. All contracts with U.S. government agencies have been audited and settled through December 1995. The audit for the year ended December 31, 1996 has not yet been performed.

     The Company's contracts with the U.S. government grant to the Company proprietary rights in any technology developed pursuant to such contracts and grant to the U.S. government a non-exclusive license to utilize the technology for its benefit. The U.S. government retains the right to obtain the patent on any inventions made under these contracts as to which patent protection is not sought and obtained by the Company. The Company's rights to technology developed under contracts with private companies vary, depending upon negotiated terms. See "Risk Factors -- Dependence on Outside Funding for Research and Development," "-- Protection of Proprietary Technology" and "-- Government Regulation."

     The Company's internally funded research and development expenditures were $124,000 in 1994, $59,000 in 1995, $84,000 in 1996, and $126,000 for the first nine months of 1997.

SALES AND MARKETING

     The Company builds its photovoltaic module manufacturing equipment only to order, and generally requires 35% of the total purchase price on order, 55% on shipment and the final 10% upon acceptance of the equipment by the customer. The Company receives progress payments under its research and development contracts on a cost reimbursement or per deliverable basis. Biomedical processing services and optoelectronic devices generally are sold on a net 30 day basis.

     The Company markets its products and services through a network of non-exclusive commissioned sales representatives, as well as through its internal staff. The Company had 19 sales representatives as of November 30, 1997. These outside sales representatives are responsible for making initial contacts with potential customers, after which the representatives work in conjunction with the Company's internal staff to consummate sales. The Company believes that use of outside sales representatives is particularly important in facilitating access into certain foreign countries. Most of the Company's sales representatives have had long term relationships with the Company, and work with the Company without written agency agreements. Sales initiated through the Company's internal staff arise from a number of sources, including trade shows, printed advertisements and telephone campaigns.

     The Company recently entered into two agreements with Marubeni Corporation of Nagoya, Japan, relating to the manufacture and distribution of certain Spire photovoltaic module manufacturing equipment in Japan. Under the agreements, Marubeni will distribute, and in some cases manufacture under a technology license, certain of Spire's photovoltaic module manufacturing equipment under the Company's name in Japan, and has rights to market this equipment line throughout certain countries in Southeast Asia and the Pacific Rim. Marubeni's Japanese office established on behalf of the Company is headed by the Company's long-time photovoltaic equipment sales representative in Japan. Management believes that this office will give the Company the in-country presence it needs to grow its already established photovoltaic module manufacturing equipment business in Japan. The Company also has recently opened an office in Denver, Colorado, to support the Company's marketing activities in the Western and Midwestern regions of the United States. See "Recent Developments."

     In the biomedical area, the Company concentrates on identifying and serving the leading U.S. manufacturers of orthopedic and other medical devices. Where possible, the Company seeks to be the sole provider of surface processing services to its biomedical customers. The Company is expanding its marketing program in this area to include physicians and hospitals who utilize such devices.

     The Company's scientists are responsible for submitting proposals to the U.S. government and other outside sources for sponsored research and development work, particularly in the optoelectronics area. The Company has been increasing its efforts to commercialize its extensive optoelectronics technology, by focusing on marketing new optoelectronic products and forming relationships for exploitation of the Company's optoelectronics technology, both domestically and internationally. See "Risk Factors -- Dependence on Outside Funding for Research and Development," "-- Reliance on Sales Representatives" and "-- Technological Advances; Dependence on Future Product Development and Market Acceptance," and "Business -- Growth Strategy."


BACKLOG

     The Company's backlog believed to be firm as of September 30, 1997 (including equipment, services, license agreements and contract research and development) was $11,639,000, compared to $9,424,000 as of September 30, 1996. The Company believes it will fill approximately 51% of this backlog in 1997. Approximately $6,893,000 of the backlog at September 30, 1997, as compared to $8,152,000 at September 30, 1996, is represented by contracts with the U.S. government that are cancelable without the Company's consent, subject to reimbursement of the Company's expenses. The Company has not experienced any material cancellations of such contracts. See "Risk Factors -- Risk of Backlog" and "Business -- Research and Development."

MANUFACTURING AND QUALITY CONTROL

     The Company manufactures all of its products and performs all of its biomedical processing services in a single facility. The fulfillment of each customer order for the Company's photovoltaic module manufacturing equipment requires customized engineering and systems design. While the time required to fill orders is slightly different for each item of equipment, it generally takes approximately six months from date of order to delivery to the customer. The first few months of this process are devoted to customizing the design of the item of equipment to meet the customer's requirements. The balance of the time is spent on internal assembly, wiring and testing of the equipment. The Company maintains quality control measures throughout each step of the manufacturing process. Employees are responsible for reviewing incoming materials, conducting interim testing throughout the Company's processing of the materials, and servicing and testing final products before shipment to the Company's customers.


     The Company's MOCVD reactors produce wafers with layers of semiconductor materials, some of which are further processed into semiconductor devices. All the Company's semiconductor wafers and semiconductor devices are tested in the Company's measuring lab for quality control before shipment to the customer. The Company currently produces semiconductor wafers only to order. In the biomedical area, customers ship medical devices to be surface-processed to the Company. These devices are reviewed for surface defects prior to undergoing the Company's surface processing, and are reviewed again for defects upon completion of the processing. The devices are then shipped back to the customer.


     The Company assembles its photovoltaic module manufacturing equipment from a combination of components purchased from a variety of suppliers and self-fabricated components. The Company has not experienced any major price instability, or lack of availability, of its components. For many items, alternate sources are available. The Company believes that the loss of any supplier would not be material due to the ability to use alternate suppliers or to substitute other items with minimal re-engineering. The Company anticipates that it will be able to manufacture and procure all such parts and materials in sufficient quantities to meet its needs. See "Risk Factors -- Difficulties of Expanding Capacity," "-- Dependence on Single Manufacturing Facility" and "-- Need to Manage Growth."

PROPRIETARY RIGHTS


     Over the course of more than 25 years of research and development, the Company has accumulated extensive scientific and technological expertise. The Company actively protects certain of its technological advances as trade secrets, in part through confidentiality agreements with employees, consultants and third parties. The Company also seeks and enforces patents as appropriate. The Company currently has 40 U.S.

patents, of which two are jointly owned, four patents pending in the United States and two foreign patents pending, all of which cover elements of its materials and processing technologies.

     Substantially all of the Company's research and development work is funded by the U.S. government and other entities. The U.S. government retains the right to obtain a patent on any invention developed under government contracts as to which the Company does not seek and obtain a patent, and may require the Company to grant a third party license of such invention if steps to achieving practical application of the invention have not been taken. The U.S. government also retains a non-exclusive, royalty-free, non-transferable license to all technology developed under government contracts, whether or not patented, for government use, including use by other parties to U.S. government contracts. Furthermore, the Company's U.S. government contracts prohibit the Company from granting exclusive rights to use or sell any inventions unless the grantee agrees that any product using the invention will be manufactured substantially in the United States. See "Risk Factors -- Protection of Proprietary Technology" and "Government Regulation."

COMPETITION

     The Company sells its products and services in competitive markets. Entities now operating in related markets may enter the Company's markets. Some of the Company's current and potential competitors have financial and technical resources greater than those of the Company. Competitive factors for the Company in its various markets include the amount and pace of technological innovation, financial resources, product quality, timely delivery, service and price. The Company believes that there are considerable barriers to entry into the markets it serves, including a significant investment in specialized capital equipment and product design and development, and the need for a staff with sophisticated scientific and technological knowledge.


     The Company faces competition from various companies in the terrestrial photovoltaic module manufacturing equipment market, particularly in Japan. As an industry leader, the Company has been subject to pricing pressures on certain components of its photovoltaic module manufacturing equipment product line. The Company's more technologically sophisticated and highly automated equipment competes with more labor intensive, lower priced alternatives. Furthermore, the Company competes in foreign countries where there may be a preference for doing business with local companies. In addition, large manufacturers may from time to time produce certain items of equipment for their own internal use, eliminating the purchase of such equipment from commercial vendors.


     With respect to its optoelectronics and biomedical products and services, the Company competes on the basis of overall quality of service and price, and at times on the basis of value added. The Company's products and services also compete against products based on alternate technologies. In addition, the Company faces competition from numerous other businesses, particularly small businesses throughout the United States, for contracts for research and development funded by the U.S. government and other outside sources.


     In the space solar cell market, which the Company anticipates entering, the Company will face competition from larger, established companies with greater financial resources than the Company. Furthermore, the space solar cells the Company anticipates offering may compete with space solar cells of other manufacturers, which use different technologies. In addition, the expansion of the space solar cell market may attract more companies to enter the market, and may cause companies already in the market to expand capacity, which may affect the ability of the Company to compete effectively.



     Because the Company often markets its photovoltaic products to governmental agencies or financiers in foreign countries, it faces certain risks inherent in international sales, such as regulatory requirements, political and economic changes and disruptions and transportation delays. The Company also faces competition from government or private companies in these countries. The Company addresses these issues by working with local commissioned sales representatives, seeking to establish a local presence, such as through its agreements with Marubeni, maintaining technological leadership, and quoting prices and accepting payment only in U.S. dollars, generally against letters of credit. Because the Company sells its products only in U.S. dollars, the Company's sales could be adversely affected to the extent that its customers have limited access to U.S. dollars and to the extent that fluctuations in exchange rates may render the Company's prices less competitive relative to competitors' prices. See "Risk Factors -- Competition" and "-- Dependence on Export Sales."

EMPLOYEES

     As of October 31, 1997, the Company employed 141 people, of whom 133 were full-time. Twelve of the Company's employees hold Ph.D.'s. The Company has 41 employees on its technical staff and 10 on its manufacturing staff. The Company has never experienced a work stoppage and considers its relationship with its employees to be good.

PROPERTIES

     The Company leases 74,000 square feet in a building located at One Patriots Park, Bedford, Massachusetts. The production facilities and substantially all of the Company's offices are located in the building. All of the Bedford space is subleased from Millipore Corporation on what the Company believes are commercially reasonable terms. Millipore leases the building from a trust of which Roger G. Little, Chairman, Chief Executive Officer and President of the Company, is sole trustee and principal beneficiary. The 1985 sublease originally was for a period of ten years. The Company has exercised its option to extend the sublease for an additional five-year period expiring on November 30, 2000 and has an option for an additional five-year extension.

     The Company believes that its facilities are suitable for their present intended purposes and adequate for the Company's current level of operations; however, certain activities of the Company are operating at close to existing capacity levels. In order to implement its growth plan, the Company intends to use a portion of the net proceeds from the offering over the next 12 months for additional equipment and facilities to expand manufacturing capacity. The Company plans to lease additional space and believes that suitable facilities for future use will be available to it on commercially competitive terms. See "Risk Factors -- Difficulties of Expanding Capacity," "-- Dependence on Single Manufacturing Facility" and "-- Need to Manage Growth" and "Use of Proceeds."

GOVERNMENT REGULATION

     The Company's government contracting activities are subject to a large number of federal regulations and oversight requirements. Compliance with the array of government regulations requires extensive record keeping and the maintenance of complex policies and procedures relating to all aspects of the Company's business, as well as to work performed for the Company by any subcontractors. The Company believes that it has put in place systems and personnel to ensure compliance with all U.S. government regulations relating to contracting.

     The Company also is subject to export control regulations that govern the export of Company products to certain countries, as well as the release of technical information to non-U.S. individuals and entities. Further, the Company is subject to federal, state and local governmental environmental regulations and to federal OSHA regulations. The Company believes that it has complied in all material respects with all applicable environmental and safety regulations and has all permits necessary to conduct its business. The Company employs a full-time Environmental and Safety Engineer to manage its compliance efforts. The cost of such compliance has not been material to the Company.


     The introduction by the Company's customers of certain new biomedical products depends on passage of these products through various stages of review by the FDA. The process of obtaining regulatory approvals involves lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. The Company continues to refine its interaction with its customers in the regulatory approval process in an effort to streamline its customers' application process. See "Risk Factors -- Government Regulation."


LEGAL PROCEEDINGS

     There are no material legal actions currently pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, their ages and positions are as follows:

         NAME                  AGE                POSITION(S)
         ----                  ---                ----------

Roger G. Little                 57    Chairman of the Board, Chief Executive
                                      Officer and President

Richard S. Gregorio             42    Vice President, Chief Financial Officer,
                                      Principal Accounting Officer, Treasurer
                                      and Clerk

Stephen J. Hogan                46    Vice President and General Manager,
                                      Photovoltaics

Everett S. McGinley, Ph.D.      39    Vice President and General Manager,
                                      Optoelectronics

Ronald S. Scharlack             52    Vice President and General Manager,
                                      Biomedical (effective January 5, 1998)

Michael T. Eckhart              49    Director

A. John Gale(1)                 82    Director

Udo Henseler, Ph.D.(1)(2)       58    Director

Roger W. Redmond(2)             44    Director

John A. Tarello(1)              66    Director

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     ROGER G. LITTLE is the founder of the Company and Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Little has been the President and a Director of the Company since its founding in 1969. He is a member of the U.S. Secretary of Energy's Advisory Board and the Chairman of the Solar Energy Industries Association. Mr. Little holds a B.A. in Physics from Colgate University and an M.Sc. in Physics from the Massachusetts Institute of Technology.

     RICHARD S. GREGORIO joined the Company in 1977 and has served in a number of accounting and finance positions. He was named Principal Accounting Officer in 1983, Treasurer in 1989, Vice President and Chief Financial Officer in 1993 and Clerk in 1996. Mr. Gregorio holds a B.S. in Accounting from Bentley College, and a Certificate of Management from the Harvard Business School Extension Program.

     STEPHEN J. HOGAN joined the Company in 1984 as Manager, Process Development. He was named Sales Manager, Photovoltaic Equipment in 1988, Manager, Engineering and Manufacturing in 1990 and Director of Photovoltaic Business Development in March 1997. He was elected Vice President and General Manager, Photovoltaics, of the Company in November 1997. Prior to joining the Company, Mr. Hogan was a scientist at the Solar Energy Research Institute in Golden, Colorado, now known as the National Renewable Energy Laboratory. Mr. Hogan holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.S. in Electrical Engineering from the University of Colorado.


     EVERETT S. MCGINLEY, PH.D. has been Vice President and General Manager, Optoelectronics of the Company since August 1997. From January 1997 through June 1997, Dr. McGinley was a consultant providing business development consulting services to energy related clients, including the Company. From 1993 until 1997, he was vice president of Axios Limited, an international business development, venture capital, and consulting firm in optoelectronics for alternative energy technologies. From 1991 to 1993, he was product manager for Balzers, Inc., a semiconductor production equipment and instrumentation manufacturer. Dr. McGinley holds a B.S. from the University of Lowell and a Ph.D. from the University of Wisconsin.



     RONALD S. SCHARLACK is joining the Company as Vice President and General Manager, Biomedical on January 5, 1998. Mr. Scharlack was previously manager of advanced technology at Chiron Diagnostics, Medfield, Massachusetts, a manufacturer of biomedical instruments. Mr. Scharlack previously had worked for Thermo Electron Corporation for five years, first as the manager of solar systems, during which time he established a new business area in the development of photovoltaic components and systems, and subsequently as manager, modular cogeneration marketing and controls. Mr. Scharlack holds a B.S. in Mechanical Engineering from the Massachusetts Institute of Technology and an M.S. in Mechanical Engineering from Stanford University.


     MICHAEL T. ECKHART is a project director of Solar Bank Project, a planned finance entity that will be a source of secondary lending for solar photovoltaic markets. From 1989 to 1996, he served as president of United Power Systems, an independent power development company. Mr. Eckhart was elected to the Board of Directors of the Company in August 1997. Mr. Eckhart is a member of the Institute of Electrical and Electronic Engineers, the American Solar Energy Society and the International Solar Energy Society. Mr. Eckhart holds a B.S. in Electrical Engineering from Purdue University and an M.B.A. from Harvard Business School.


     A. JOHN GALE was president of Ion Optics, Incorporated of Stoneham, Massachusetts, a high technology materials processing firm, until his retirement in 1994. He now consults for Ion Optics, Incorporated. Mr. Gale has been a Director of the Company since 1969 and was Chairman of the Board of Directors of the Company from 1969 to 1983. Mr. Gale received his B.S.C. from King's College, London University in 1936, with special honors in physics.


     UDO HENSELER, PH.D. is vice president and chief financial officer of Qualicon Corporation, a DuPont company, of Wilmington, Delaware. Qualicon is a manufacturer of analytical instruments for testing of biologically-derived products. He is the owner of MSI Management Services International, a financial and business advisory firm, and was until 1996 senior vice president, chief financial officer and a director of Andrx Corporation, a pharmaceutical company in Fort Lauderdale, Florida. Dr. Henseler was elected to the Board of Directors of the Company in 1992. Dr. Henseler holds a B.A. from Academy of Commerce and Administration, Cologne, Germany, an M.B.A. from Fairleigh Dickinson University and an M.A. and Ph.D. from Claremont Graduate School.

     ROGER W. REDMOND is president and chief executive officer of Teletraining Systems, Inc., which trains and educates employees by means of data base and video systems. From 1984 until 1997, Mr. Redmond was an officer and managing director of Piper Jaffray, Inc., an investment banking firm. Mr. Redmond was designated a Chartered Financial Analyst in 1988. He was elected a Director of the Company in 1991. Mr. Redmond holds a B.S. in Chemistry from the University of Arizona and an M.B.A. in Finance from the University of Minnesota.


     JOHN A. TARELLO has been senior vice president of Analogic Corporation of Peabody, Massachusetts, a publicly held manufacturer of diagnostic and measurement instruments and medical, industrial, and other electronics equipment, since 1980 and was elected treasurer and chief financial officer of Analogic in 1985. Mr. Tarello has been a Director of the Company since 1970, and a director of Analogic Corporation since 1979. Mr. Tarello attended Burdett College.



     Mr. Hogan, Vice President of Photovoltaics, and Mr. Scharlack, Vice President of Biomedical, were recently appointed to their positions to replace two former employees who resigned during the past few months. Each of the former employees has continued a relationship with the Company through consulting arrangements. The former Vice President of Photovoltaics has agreed to act as a consultant to the Company commencing January 1, 1998 for up to six months with respect to the development of a specific business opportunity. The former Vice President of Biomaterials has agreed to consult with the Company on various matters, for a certain total number of hours. His agreement will end on January 8, 1998.


     Each Director is elected at the Company's annual meeting of stockholders and serves until the next annual meeting of stockholders and until his successor has been elected and qualified. In general, vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by the stockholders or, in certain circumstances, by the Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of the Company's Common Stock as of November 30, 1997 (except as otherwise specified herein) and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment options) by (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding securities of the Company, (ii) each Director and executive officer of the Company, (iii) each Selling Stockholder and (iv) all Directors and executive officers of the Company as a group. The information as to each person has been furnished by such person, and each person has sole voting power and sole investment power with respect to all shares beneficially owned by such person, except as otherwise indicated and subject to community property laws where applicable. Unless otherwise indicated, each person or entity listed maintains a mailing address c/o Spire Corporation, One Patriots Park, Bedford, Massachusetts 01730-2396.

                                          AMOUNT AND NATURE OF                          AMOUNT AND NATURE OF
                                          BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                         PRIOR TO OFFERING(1)(2)                        AFTER OFFERING(1)(2)
                                        -------------------------                     -------------------------
                                        NUMBER OF                      NUMBER OF      NUMBER OF
                                        SHARES OF     PERCENT OF     SHARES TO BE     SHARES OF     PERCENT OF
                                          COMMON        COMMON          SOLD IN         COMMON        COMMON
                 NAME                     STOCK          STOCK         OFFERING         STOCK          STOCK
                 ----                   ----------    -----------    -------------    ----------    -----------
Michael T. Eckhart....................           0(3)        0%               0                0(3)        0%

A. John Gale..........................       7,250(4)        *                0            7,250(4)        *

Richard S. Gregorio...................      11,000(5)        *                0           11,000(5)        *

Udo Henseler..........................       4,750(6)        *                0            4,750(6)        *

Stephen J. Hogan......................       6,000(7)        *                0            6,000(7)        *

Roger G. Little.......................   1,455,450(8)     45.5%         300,000        1,155,450(8)     27.5%

Everett S. McGinley...................           0(9)        0%               0                0(9)        0%

Roger G. Redmond......................       4,950(10)       *                0            4,950(10)       *

Ronald S. Scharlack...................           0(11)       *                0                0(11)       *

John A. Tarello.......................       4,750(6)        *                0            4,750(6)        *

Dimensional Fund Advisors, Inc........     160,400(12)     5.0%               0          160,400(12)     3.8%

Spire Corporation 401(k) Profit
  Sharing Plan(13)....................     229,014         7.2%         200,000           29,014         0.7%

Directors and Officers as a group (9
  persons on November 30, 1997).......   1,494,150(14)     46.7%        300,000        1,194,150(14)    28.5%

---------------

   * Denotes ownership of less than 1% of the Company's outstanding Common
Stock.

 (1) Based on 3,197,347 shares of Common Stock outstanding as of November 30, 1997 and 4,197,347 shares of Common Stock to be outstanding after this offering. Shares of Common Stock which an individual or group has a right to acquire within 60 days are deemed to be outstanding for purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person shown on the table.

 (2) Beneficial stock ownership shown for employees excludes in all cases shares of Common Stock that may be held by the Spire Corporation 401(k) Profit Sharing Plan on behalf of such employees.

 (3) Does not include 5,000 shares of Common Stock subject to options not exercisable within 60 days.

 (4) Includes 1,250 shares of Common Stock subject to options exercisable within 60 days. Does not include 3,750 shares of Common Stock subject to options not exercisable within 60 days.

 (5) Includes 11,000 shares of Common Stock subject to options exercisable within 60 days. Does not include 14,000 shares of Common Stock subject to options not exercisable within 60 days.

 (6) Includes 4,750 shares of Common Stock subject to options owned by each of Dr. Henseler and Mr. Tarello exercisable within 60 days. Does not include 1,250 shares of Common Stock subject to options owned by each of Dr. Henseler and Mr. Tarello not exercisable within 60 days.

 (7) Includes 5,000 shares of Common Stock subject to options exercisable within 60 days. Does not include 15,000 shares of Common Stock subject to options not exercisable within 60 days.

 (8) Includes 1,454,000 shares of Common Stock held in a trust of which Mr. Little is the primary beneficiary. If the over-allotment options are exercised in full, Mr. Little will beneficially own 1,110,450 shares of Common Stock or 26.5%, after the Offering. Mr. Little is the Chairman of the Board of Directors, Chief Executive Officer and President of the Company.

 (9) Does not include 20,000 shares of Common Stock subject to options not exercisable within 60 days.

(10) Includes 200 shares of Common Stock held by Mr. Redmond as guardian for his minor children and 4,750 shares of Common Stock subject to options exercisable within 60 days. Does not include 1,250 shares of Common Stock subject to options not exercisable within 60 days.


(11) Does not include 20,000 shares of Common Stock subject to options expected to be granted in 1998 and which will not be exercisable within 60 days. Mr. Scharlack was not an employee of the Company on November 30, 1997 but is scheduled to commence employment on January 5, 1998.


(12) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 160,400 shares of Common Stock as of October 31, 1997, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company; or in series of the DFA Investment Trust Company, a Delaware business trust; or the DFA Group Trust and DFA Participating Group Trust, investment vehicles for qualified employee benefit plans; all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all shares of the Company's Common Stock. Dimensional's address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(13) Trustees of the Plan, which was established in 1985, are Messrs. Little, Gregorio and Tarello, each of whom disclaims beneficial ownership of shares held by the Plan. In this offering, 200,000 shares held by the Plan are being sold. Messrs. Little, Gregorio and Tarello are respectively the Chairman of the Board of Directors, Chief Executive Officer and President; a Vice President, Chief Financial Officer, Treasurer and Clerk; and a Director of the Company. Some of the shares being sold are shares held by the Plan for the benefit of Messrs. Little and Gregorio.

(14) Includes 31,500 shares of Common Stock subject to options exercisable within 60 days. Does not include 61,500 shares of Common Stock subject to options not exercisable within 60 days.

     As of November 30, 1997, the Spire Corporation 401(k) Profit Sharing Plan, a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Plan"), held in the aggregate 229,014 shares of the Company's Common Stock. Of those shares, 225,772 shares represented contributions made by the Company to match elective salary deferrals by employees of the Company, and are subject to voting and investment decisions by the Trustees of the Plan. The remaining shares were held in ten separate elective deferral accounts of individual participants and are not within the investment control of the Trustees of the Plan. It is anticipated that the Plan will offer 200,000 shares of the Company's Common Stock pursuant to the offering, none of which would include shares held in the elective deferral accounts. Messrs. Little, Gregorio and Tarello are the Trustees of the Plan (the "Plan Trustees") and are, respectively, Chairman of the Board, Chief Executive Officer and President; Vice President, Chief Financial Officer and Treasurer; and a Director of the Company. See "Management."

     It is anticipated that 300,000 of the 500,000 shares of Common Stock being offered by the Selling Stockholders will be sold by Roger G. Little, as Trustee and primary beneficiary of the Roger G. Little Family Trust (the "Trust"). In the event the over-allotment options are exercised in full, the Underwriters may purchase up to an additional 45,000 shares of Common Stock from the Trust.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

GENERAL

     The following description of the capital stock of the Company and certain provisions of the Company's Restated Articles of Organization, as amended (the "Articles") and By-Laws (the "By-Laws") is a summary of and is qualified in its entirety by the provisions of the Articles and the By-Laws.

COMMON STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share (the "Common Stock").


     Holders of Common Stock are entitled to cast one vote for each share held of record on each matter submitted to a vote of the stockholders, including the election of Directors. There is no cumulative voting for the election of Directors. Holders of Common Stock are entitled to receive ratably any dividends when, as and if declared by the Board of Directors out of funds legally available therefor and upon liquidation or dissolution, and are entitled to share ratably in the assets of the Company legally available for distribution to stockholders after the payments of all debts and other liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is, and the shares of Common Stock offered hereby will be, validly authorized and issued, fully paid and nonassessable.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is American Stock Transfer and Trust Company, New York, New York.

                                INDEMNIFICATION

     The Company's By-Laws require the Company to indemnify all officers, Directors, employees and agents of the Company against all liabilities and expenses they may incur on account of all actions threatened or brought against them by reason of their services to the Company or to another entity at the request of the Company. No indemnification is provided for any person with respect to any matter as to which such person has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the Company. In addition, the Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                        SHARES AVAILABLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 4,197,347 shares of Common Stock outstanding based on 3,197,347 shares of Common Stock outstanding as of November 30, 1997. Of such shares of Common Stock, 3,034,697 shares will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 1,162,650 shares are held by persons who may be deemed affiliates of the Company or are "restricted securities" under Rule 144 and are eligible for sale on the date of this Prospectus subject to the restrictions of Rule 144. In addition, following the offering, shares of Common Stock will continue to be held by the Plan, and additional shares will be purchased in open market transactions from time to time thereafter to fund the Company's contributions to the Plan. The Trustees of the Plan are Messrs. Little, Gregorio and Tarello.


     The Company, its executive officers and Directors, who in the aggregate will hold 1,162,650 shares of Common Stock and options to purchase 93,000 shares of Common Stock following the offering, and the Plan, have agreed for a period of 180 days after the date of this Prospectus not to sell or otherwise dispose of any shares of Common Stock without the prior written consent of Tucker Anthony Incorporated except for: (i) the sale of the shares hereunder; (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's equity based plans; (iii) the grant by the Company of stock options after the date of this Prospectus under the Company's equity based plans; (iv) sales by the Plan Trustees pursuant to the provisions of the Plan; or (v) transfers by gift, will or intestacy or to immediate family members, provided that the transferee agrees to the same limitations (the "Lock-Up Agreements").


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of the Company's Common Stock (approximately 42,000 shares after the offering) or (ii) the average weekly trading volume of the Company's Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from the Company (or any affiliate ) at least two years previously, will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. In meeting the one- and two-year holding periods described above, a holder of restricted securities can include the holding periods of a prior owner who was not an affiliate. The one- and two-year holding periods do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the Company or an affiliate.

     The Company's 1996 Equity Incentive Plan (the "1996 Plan") allows the Company to issue to its non-employee Directors, employees and consultants options and other awards covering up to an aggregate of 300,000 shares of Common Stock. As of November 30, 1997, options to purchase 154,206 shares of Common Stock were issued and outstanding under the 1996 Plan, and options to purchase 86,722 shares of Common Stock were issued and outstanding under the Company's 1985 Incentive Stock Option Plan and Directors Stock Option Plan (the "Prior Plans"). No further grants of options can be made under the Prior Plans. The Company has filed registration statements under the Securities Act covering in the aggregate approximately 520,000 shares of Common Stock reserved for issuance under the Prior Plans, and 300,000 shares of Common Stock under the 1996 Plan. Shares registered under such registration statements are, subject to Rule 144 volume limitations applicable to affiliates, available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company and the Lock-Up Agreements.

     No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of significant amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock. See "Risk Factors -- Control by Principal Stockholder" and "-- Shares Available for Future Sale."

                                  UNDERWRITING

     The Underwriters named below, acting through Tucker Anthony Incorporated, First Albany Corporation and Advest, Inc., as Representatives, have agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their names below:

                                                             NUMBER
                       UNDERWRITER                          OF SHARES
                       -----------                          ---------
          Tucker Anthony Incorporated.....................
          First Albany Corporation........................
          Advest, Inc.....................................
                                                            ---------
                    Total.................................  1,500,000

     The Underwriters will purchase all shares of Common Stock offered hereby, including any over-allotment shares. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to conditions precedent specified therein. In the event of a default by an Underwriter, the commitment set forth above of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. Such dealers may re-allow a concession of not in excess of $ per share to certain other dealers. After the public offering, the offering price, concession and re-allowance to dealers may be changed by the Underwriters.

     The Company and Roger G. Little, as Trustee of the Trust, have each granted to the Underwriters an option, exercisable by the Underwriters not later than 30 days after the effective date of this Prospectus, to purchase up to 180,000 and 45,000 additional shares of Common Stock, respectively, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise either of such options, or both, in whole or in part, only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise such options, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company and the Trust will be obligated, pursuant to the options, to sell such shares to the Underwriters.

     In connection with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof. The Company has also agreed to reimburse the Underwriters for certain expenses incurred by the Underwriters in connection with this offering up to a maximum reimbursement of $100,000.

     The Company, its executive officers, Directors and the Selling Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities for a period of 180 days after the date of this Prospectus without the prior written consent of Tucker Anthony Incorporated except for: (i) the sale of the shares hereunder; (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's equity based plans; (iii) the grant by the Company of stock options after the date of this Prospectus under the Company's equity based plans; (iv) sales by the Plan Trustees pursuant to the provisions of the Plan; or (v) transfers by gift, will or intestacy or to immediate family members, provided that the transferee agrees to the same limitations. See "Shares Available for Future Sale."

                                 LEGAL MATTERS

     The legality of the shares of Common Stock of the Company offered hereby will be passed upon for the Company by Goldstein & Manello, P.C., 265 Franklin Street, Boston, Massachusetts 02110. Stephen M. Honig, a member of Goldstein & Manello, P.C., previously served as Clerk, and is currently Assistant Clerk, of the Company. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, 100 Federal Street, Boston, Massachusetts 02110.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, N.Y. 10048; and at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market and such reports, proxy statements and other information can be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-2 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and its Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices at 7 World Trade Center, Suite 1300, New York, N.Y. 10048; and at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and (iii) the Company's Proxy Statement dated April 21, 1997. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the Registration Statement and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the respective dates of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, including any beneficial owner of Common Stock, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Prospectus incorporates. Requests for such copies should be directed to Richard S. Gregorio, Chief Financial Officer, Spire Corporation, One Patriots Park, Bedford, Massachusetts 01730-2396. Mr. Gregorio's telephone number is (781) 275-6000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                    ----
    Independent Auditors' Report..................................................   F-2

    Consolidated Financial Statements:

         Consolidated Balance Sheets as of December 31, 1995 and 1996 and
          (Unaudited) September 30, 1997..........................................   F-3

         Consolidated Statements of Operations for the Years Ended
          December 31, 1994, 1995 and 1996 and (Unaudited) for the Nine
          Months Ended September 30, 1996 and 1997................................   F-4

         Consolidated Statements of Stockholders' Equity for the Years
          Ended December 31, 1994, 1995 and 1996 and (Unaudited) for the
          Nine Months Ended September 30, 1997....................................   F-5

         Consolidated Statements of Cash Flows for the Years Ended
          December 31, 1994, 1995 and 1996 and (Unaudited) for the Nine
          Months Ended September 30, 1996 and 1997................................   F-6

         Notes to Consolidated Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Spire Corporation:

     We have audited the consolidated financial statements of Spire Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spire Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 28, 1997

                        SPIRE CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      ---------------------------     SEPTEMBER 30,
                                                         1995            1996             1997
                                                      -----------     -----------     -------------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets
  Cash and cash equivalents.........................  $ 1,130,428     $   970,997       $ 1,402,548
  Accounts receivable, trade (Note 3):
     Amounts billed.................................    2,401,536       2,333,588         1,807,393
     Retainage......................................       97,350         130,215           120,964
     Unbilled costs.................................      449,188         650,345         1,247,063
                                                      -----------     -----------       -----------
                                                        2,948,074       3,114,148         3,175,420
     Less allowance for doubtful accounts...........       95,000         100,000            85,000
                                                      -----------     -----------       -----------
          Net accounts receivable...................    2,853,074       3,014,148         3,090,420
                                                      -----------     -----------       -----------
  Inventories (Note 4)..............................    1,126,734       1,020,928         1,667,631
  Deferred income taxes (Note 9)....................           --              --           300,000
  Prepaid expenses and other current assets.........      369,483         287,513           454,544
                                                      -----------     -----------       -----------
               Total current assets.................    5,479,719       5,293,586         6,915,143
                                                      -----------     -----------       -----------
Property and equipment (Note 6).....................   21,980,123      22,919,385        23,559,710
  Less accumulated depreciation and amortization....   17,330,271      18,299,072        19,021,715
                                                      -----------     -----------       -----------
          Net property and equipment................    4,649,852       4,620,313         4,537,995
                                                      -----------     -----------       -----------
Computer software costs (less accumulated
  amortization, $786,862 in 1995, $791,846 in 1996
  and $806,916 in 1997).............................       36,719          31,735            54,685
Patents (less accumulated amortization, $434,490 in
  1995, $697,119 in 1996 and $528,607 in 1997)......      518,087         385,245           274,511
Other assets........................................      260,053         235,230            25,087
                                                      -----------     -----------       -----------
                                                          814,859         652,210           354,283
                                                      -----------     -----------       -----------
                                                      $10,944,430     $10,566,109       $11,807,421
                                                      ===========     ===========       ===========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..................................  $ 1,494,877     $ 1,233,548       $ 1,148,725
  Accrued liabilities (Note 5)......................      789,153         654,232           770,689
  Advances on contracts in progress.................      755,756       1,385,462           118,124
  Current portion of capital lease obligation.......       10,401              --                --
                                                      -----------     -----------       -----------
          Total current liabilities.................    3,050,187       3,273,242         2,037,538
                                                      -----------     -----------       -----------
Stockholders' equity (Note 8)
  Common stock, $.01 par value; shares authorized
     6,000,000 in 1995 and 1996, and 20,000,000
     shares in 1997; issued 3,560,360 shares in
     1995, 3,567,185 shares in 1996 and 3,715,466
     shares in 1997.................................       35,604          35,672            37,155
  Additional paid-in capital........................    8,468,903       8,491,066         9,410,327
  Retained earnings (deficit).......................      564,424         (34,808)        1,542,089
                                                      -----------     -----------       -----------
                                                        9,068,931       8,491,930        10,989,571
  Treasury stock at cost, 537,160 shares in 1995,
     547,160 shares in 1996 and 552,160 shares in
     1997...........................................   (1,174,688)     (1,199,063)       (1,219,688)
                                                      -----------     -----------       -----------
          Total stockholders' equity................    7,894,243       7,292,867         9,769,883
                                                      -----------     -----------       -----------
                                                      $10,944,430     $10,566,109       $11,807,421
                                                      ===========     ===========       ===========

          See accompanying notes to consolidated financial statements.

                        SPIRE CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                     NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                 -----------------------------------------       --------------------------
                                                    1994           1995           1996              1996           1997
                                                 -----------    -----------    -----------       -----------    -----------
                                                                                                        (UNAUDITED)
Net sales and revenues
    Contract research, service and license
      revenues................................   $14,537,201    $12,883,770    $11,447,000       $ 8,384,894    $10,773,933
    Sales of manufacturing equipment..........     3,863,284      4,568,426      5,941,319         4,154,583      6,285,648
                                                 -----------    -----------    -----------       -----------    -----------
        Total sales and revenues..............    18,400,485     17,452,196     17,388,319        12,539,477     17,059,581
                                                 -----------    -----------    -----------       -----------    -----------
Costs and expenses
    Cost of contract research, services and
      licenses................................    10,499,727      9,187,422      8,938,034         5,902,490      6,899,334
    Cost of manufacturing equipment...........     3,110,296      3,837,536      4,311,774         3,977,156      4,213,078
    Selling, general and administrative
      expenses................................     4,911,127      4,438,578      4,746,235         3,377,481      4,284,212
                                                 -----------    -----------    -----------       -----------    -----------
        Total costs and expenses..............    18,521,150     17,463,536     17,996,043        13,257,127     15,396,624
                                                 -----------    -----------    -----------       -----------    -----------
Earnings (loss) from operations...............      (120,665)       (11,340)      (607,724)         (717,650)     1,662,957
Interest income (expense), net (Note 6).......       (82,654)       (19,539)         8,492            12,514         13,940
                                                 -----------    -----------    -----------       -----------    -----------
Earnings (loss) before income taxes...........      (203,319)       (30,879)      (599,232)         (705,136)     1,676,897
Income tax expense (benefit) (Note 9).........       (21,299)       (32,010)            --             6,773        100,000
                                                 -----------    -----------    -----------       -----------    -----------
Net earnings (loss)...........................   $  (182,020)   $     1,131    $  (599,232)      $  (711,909)   $ 1,576,897
                                                 ===========    ===========    ===========       ===========    ===========
Earnings (loss) per share of common stock.....   $     (0.06)   $      0.00    $     (0.20)      $     (0.24)   $      0.48
                                                 ===========    ===========    ===========       ===========    ===========
Weighted average number of common and common
  equivalent shares outstanding...............     3,065,026      3,084,067      3,028,850         3,031,260      3,275,147
                                                 ===========    ===========    ===========       ===========    ===========

          See accompanying notes to consolidated financial statements.

                        SPIRE CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                                       COMMON STOCK         ADDITIONAL        TREASURY STOCK          RETAINED
                                    -------------------      PAID-IN       ---------------------      EARNINGS
                                     SHARES     AMOUNT       CAPITAL       SHARES      AMOUNT        (DEFICIT)        TOTAL
                                    ---------   -------     ----------     -------   -----------     ----------     ----------
  Balance, December 31, 1993....... 3,559,860   $35,599     $8,467,658     495,160   $(1,044,063)    $  745,313     $8,204,507
      Exercise of stock options....       500        5           1,245          --            --             --          1,250
      Net loss.....................        --       --              --          --            --       (182,020)      (182,020)
                                    ---------   -------     ----------     -------   -----------     ----------     ----------
  Balance, December 31, 1994....... 3,560,360   35,604       8,468,903     495,160    (1,044,063)       563,293      8,023,737
      Repurchase of treasury
        stock......................        --       --              --      42,000      (130,625)            --       (130,625)
      Net earnings.................        --       --              --          --            --          1,131          1,131
                                    ---------   -------     ----------     -------   -----------     ----------     ----------
  Balance, December 31, 1995....... 3,560,360   35,604       8,468,903     537,160    (1,174,688)       564,424      7,894,243
      Exercise of stock options....     6,825       68          22,163          --            --             --         22,231
      Repurchase of treasury
        stock......................        --       --              --      10,000       (24,375)            --        (24,375)
      Net loss.....................        --       --              --          --            --       (599,232)      (599,232)
                                    ---------   -------     ----------     -------   -----------     ----------     ----------
  Balance, December 31, 1996....... 3,567,185   35,672       8,491,066     547,160    (1,199,063)       (34,808)     7,292,867
      Exercise of stock options....   148,281    1,483         541,498          --            --             --        542,981
      Tax benefit of disqualifying
        dispositions of stock
        option exercises...........        --       --         377,763          --            --             --        377,763
      Repurchase of treasury
        stock......................        --       --              --       5,000       (20,625)            --        (20,625)
      Net earnings.................        --       --              --          --            --      1,576,897      1,576,897
                                    ---------   -------     ----------     -------   -----------     ----------     ----------
  Balance, September 30, 1997
    (Unaudited).................... 3,715,466   $37,155     $9,410,327     552,160   $(1,219,688)    $1,542,089     $9,769,883
                                    =========   =======     ==========     =======   ===========     ==========     ==========

          See accompanying notes to consolidated financial statements.

                        SPIRE CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                     NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                ------------------------------------------       --------------------------
                                                   1994            1995           1996              1996           1997
                                                -----------     ----------     -----------       ----------     -----------
                                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss).........................  $  (182,020)    $    1,131     $  (599,232)      $ (711,909)    $ 1,576,897
  Adjustments to reconcile net earnings (loss)
    to net cash provided by (used in)
    operating activities:
      Depreciation and amortization...........    1,392,181      1,293,114       1,240,215          824,457         845,425
      Deferred income taxes...................           --             --              --               --        (300,000)
      Changes in assets and liabilities:
        Accounts receivable...................      627,616      1,083,552        (161,074)         174,021         (76,272)
        Inventories...........................     (425,882)      (237,987)        105,806          181,688        (646,703)
        Prepaid expense and other current
          assets..............................       59,410         15,103          81,970         (290,095)       (167,031)
        Refundable income tax.................           --         27,230              --               --              --
        Accounts payable and accrued
          liabilities.........................      305,673       (394,717)       (396,250)        (328,402)         31,634
        Federal and state taxes payable.......      (19,856)            --              --               --              --
        Advances on contracts in progress.....      217,440        526,046         629,706           18,710      (1,267,338)
                                                -----------     ----------     -----------       ----------     -----------
            Net cash provided by (used in)
              operating activities............    1,974,562      2,313,472         901,141         (131,530)         (3,388)
                                                -----------     ----------     -----------       ----------     -----------
Cash flows from investing activities:
  Additions to property and equipment.........   (1,432,747)      (389,647)       (943,053)        (547,029)       (611,724)
  Increase in patent costs....................      (70,387)      (100,090)       (129,797)         (11,975)        (29,370)
  Increase in software production costs.......      (10,292)            --              --               --         (34,229)
  Other assets................................     (132,687)        67,823          24,823         (188,259)        210,143
                                                -----------     ----------     -----------       ----------     -----------
            Net cash used in investing
              activities......................   (1,646,113)      (421,914)     (1,048,027)        (747,263)       (465,180)
                                                -----------     ----------     -----------       ----------     -----------
Cash flows from financing activities:
  Net borrowings (payments) on short-term
    debt......................................      750,000       (750,000)        (10,401)              --              --
  Payments on long-term borrowings............     (959,675)       (47,072)             --           (7,619)             --
  Tax benefit of disqualifying dispositions of
    stock option exercises....................           --             --              --               --         377,763
  Exercise of stock options...................        1,250             --          22,231           22,231         542,981
  Repurchase of common stock..................           --       (130,625)        (24,375)         (24,375)        (20,625)
                                                -----------     ----------     -----------       ----------     -----------
            Net cash provided by (used in)
              financing activities............     (208,425)      (927,697)        (12,545)          (9,763)        900,119
                                                -----------     ----------     -----------       ----------     -----------
            Net increase (decrease) in cash
              and cash equivalents............      120,024        963,861        (159,431)        (888,556)        431,551
Cash and cash equivalents, beginning of
  period......................................       46,543        166,567       1,130,428        1,130,428         970,997
                                                -----------     ----------     -----------       ----------     -----------
Cash and cash equivalents, end of period......  $   166,567     $1,130,428     $   970,997       $  241,872       1,402,548
                                                ===========     ==========     ===========       ==========     ===========
Supplemental disclosures of cash flow
  information:
      Cash paid during the period for:
        Interest expense......................  $   112,000     $   43,567     $     4,084       $    2,790     $     5,118
                                                ===========     ==========     ===========       ==========     ===========
        Income taxes..........................  $   138,000     $       --     $        --       $    6,773     $    75,895
                                                ===========     ==========     ===========       ==========     ===========

          See accompanying notes to consolidated financial statements.

                        SPIRE CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

(1) NATURE OF THE BUSINESS

     Spire develops, manufactures, and markets highly engineered photovoltaic manufacturing equipment and optoelectronic products and provides biomedical processing services. Spire designs and manufactures specialized equipment for the production of terrestrial photovoltaic modules from solar cells. The Company offers certain optoelectronic products and is continuing to develop additional advanced optoelectronic products for telecommunications, biomedical and electronics applications, including solar cells used to power satellites. In addition, Spire's value-added service offerings to biomedical customers provide surface treatments to enhance the performance of medical products.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Spire International Sales Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Revenue Recognition

     Revenue for equipment sales is recognized upon shipment. Revenue for service contracts is recognized upon performance of the service. Revenue on government research contracts is recorded as costs are incurred and includes a pro rated portion of the estimated profit.

  (c) Inventories

     Inventories are stated at the lower of cost or market, cost being determined by the average cost method, on a first-in, first-out (FIFO) basis.

  (d) Property and Equipment

     Property and equipment is stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, as follows:

        Machinery and equipment.........  7 years
        Furniture and fixtures..........  5 years
        Leasehold improvements..........  Lesser of 10 years or remaining life of facility lease

     Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are added to property and equipment accounts at cost.

  (e) Patent Costs

     Patent costs are capitalized and amortized over the patents' useful lives using the straight-line method.

  (f) Computer Software Costs

     Capitalized computer software costs are amortized by the straight-line method over the estimated economic life of the product. The amount of amortization charged to expense was $48,000, $10,000 and $9,000 for 1994, 1995 and 1996, respectively, and $9,000 and $11,000 for the nine months ended September 30, 1996 and 1997 (unaudited), respectively. The recoverability of such costs is reviewed on an ongoing basis.

  (g) Income Taxes

     The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using

                        SPIRE CORPORATION AND SUBSIDIARY

                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Research and Development Costs

     Research and development costs are charged to operations as incurred, except where such costs are reimbursable under customer funded contracts. During the years ended December 31, 1994, 1995 and 1996, unfunded research and development costs were $124,000, $59,000 and $84,000, respectively, and $61,000 and $126,000 for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

  (i) Earnings Per Share

     Earnings per share of common stock are based on the weighted average number of common shares outstanding, including the dilutive effect of stock options and warrants.

  (j) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (k) Financial Instruments

     Financial instruments of the Company consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

  (l) Stock-Based Compensation

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(3) ACCOUNTS RECEIVABLE

     Unbilled costs on contracts in progress represent revenues recognized on contracts for which billings have not been presented to customers as of each balance sheet date. These amounts are billed and generally collected within one year.

     Retainage represents revenues on certain United States Government sponsored research and development contracts. These amounts, which usually represent 15% of the Company's research fee on each applicable contract, are not collectible until a final cost review has been performed by government auditors. Included in retainage are amounts expected to be collected after one year and were $97,000 and $130,000 at December 31, 1995 and 1996, respectively and $121,000 at September 30, 1997 (unaudited). All other accounts receivable are expected to be collected within one year.

                        SPIRE CORPORATION AND SUBSIDIARY

                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

     All contracts with United States Government agencies have been audited and settled through December 1995. To date, the Company has not incurred significant losses as a result of government audits.

(4) INVENTORIES

     Inventories consist of the following:

                                                      DECEMBER 31,
                                               ---------------------------     SEPTEMBER 30,
                                                  1995            1996             1997
                                               -----------     -----------     -------------
                                                                                (UNAUDITED)
        Raw materials........................   $  487,255      $  572,309        $  802,403
        Work in process......................      639,479         448,619           865,228
                                                ----------      ----------        ----------
                                                $1,126,734      $1,020,928        $1,667,631
                                                ==========      ==========        ==========

(5) ACCRUED LIABILITIES

     Accrued liabilities include the following:

                                                      DECEMBER 31,
                                                 ------------------------      SEPTEMBER 30,
                                                   1995            1996             1997
                                                 ---------       --------      -------------
                                                                               (UNAUDITED)
        Accrued payroll and payroll taxes....    $382,916        $289,078        $448,448
        Accrued other........................     406,237         365,154         322,241
                                                 --------        --------        --------
                                                 $789,153        $654,232        $770,689
                                                 ========        ========        ========

(6) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                      DECEMBER 31,
                                               ---------------------------     SEPTEMBER 30,
                                                  1995            1996             1997
                                               -----------     -----------     -------------
                                                                                (UNAUDITED)
        Machinery and equipment..............  $18,671,001     $19,118,037       $19,359,701
        Furniture and fixtures...............    2,172,269       2,603,296         2,774,023
        Leasehold improvements...............    1,109,098       1,193,782         1,195,465
        Construction in progress.............       27,755           4,270           230,521
                                               -----------     -----------       -----------
                                               $21,980,123     $22,919,385       $23,559,710
                                               ===========     ===========       ===========

     Interest costs of $112,000, $39,000 and $11,000 were incurred of which $29,000, $1,000 and $2,000 were capitalized in 1994, 1995 and 1996, respectively, and $1,000 and none in the first nine months of September 30, 1996 and 1997 (unaudited), respectively. In connection with the construction of equipment for internal use, the Company has capitalized overhead costs of $352,000, $41,000 and $50,000 for the years ended December 31, 1994, 1995 and
1996, respectively and $38,000 and $47,000 for the first nine months ended September 30, 1996 and 1997 (unaudited), respectively.

(7) LONG-TERM DEBT AND CREDIT ARRANGEMENTS

     On April 4, 1997, the Company amended and extended its revolving credit agreement with Silicon Valley Bank. This agreement established a $2 million revolving credit facility, with availability limited to 80% of eligible accounts receivable. This line of credit has been established to provide the Company with resources for general working capital purposes and Standby Letter of Credit Guarantees for foreign customers. The line has been secured by all assets of the Company. Interest on the line is at the Bank's prime rate plus one-half of one percent. The line contains restrictive covenants including provisions relating to profitability and net worth. As of September 30, 1997, the Company had no outstanding debt under this revolving credit line.

                        SPIRE CORPORATION AND SUBSIDIARY

                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

(8) STOCKHOLDERS' EQUITY

     The Company has two employee stock option plans: the 1985 Incentive Stock Option Plan, and the 1996 Equity Incentive Plan. These plans provide that the Board of Directors may grant options to purchase the Company's common stock to key employees of the Company. Incentive options must be granted at the fair market value of the common stock or, in the case of certain optionees, at 110% of such fair market value at the time of the grant. The exercise price of options is determined by the Board of Directors. The options may be exercised, subject to certain vesting requirements, for periods up to ten years from the date of issue.

     Through December 31, 1996, the Company issued under its Directors Stock Option Plan 20,000 non-qualified stock options and under its 1996 Equity Incentive Plan 5,000 non-qualified stock options to the unaffiliated directors of the Company for the purchase of common stock at an average price of $3.22 per share, and through September 30, 1997, the Company issued under its Directors Stock Option Plan 24,250 non-qualified stock options and under its 1996 Equity Incentive Plan 5,000 non-qualified stock options to the unaffiliated directors of the Company for the purchase of common stock at an average price of $4.95 per share. The options may be exercised, subject to certain vesting requirements, for periods up to ten years from the date of issue. The Company may no longer award options under any plans except the 1996 Equity Incentive Plan.

     A summary of the activity of these plans follows:

                                                                NUMBER OF   WEIGHTED AVERAGE
                                                                 SHARES       OPTION PRICE
                                                                ---------   ----------------
        Outstanding, December 31, 1993........................    308,862        $3.49
             Granted..........................................     52,888        $3.32
             Exercised........................................       (500)       $2.50
             Terminated.......................................    (39,500)       $3.16
                                                                 --------        -----
        Outstanding, December 31, 1994........................    321,750        $3.51
             Granted..........................................      1,325        $2.25
             Exercised........................................         --           --
             Terminated.......................................    (33,000)       $3.38
                                                                 --------        -----
        Outstanding, December 31, 1995........................    290,075        $3.51
             Granted..........................................     99,425        $2.63
             Exercised........................................     (6,825)       $3.26
             Terminated.......................................    (23,500)       $3.40
                                                                 --------        -----
        Outstanding, December 31, 1996........................    359,175        $3.28
             Granted..........................................     76,825        $5.36
             Exercised........................................   (148,281)       $3.66
             Terminated.......................................         --           --
                                                                 --------        -----
        Outstanding, September 30, 1997 (unaudited)...........    287,719        $3.64
                                                                 ========        =====
        Shares exercisable at September 30, 1997
          (unaudited).........................................    108,541        $3.30
                                                                 ========        =====

                        SPIRE CORPORATION AND SUBSIDIARY

                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

     There were 566,250 and 454,469 shares reserved for issuance under all plans at December 31, 1996 and September 30, 1997, respectively. The per share weighted-average fair value of stock options granted during 1995, 1996 and the first nine months of 1997 was $1.19, $1.39 and $5.36, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                            EXPECTED          RISK-FREE        EXPECTED           EXPECTED
                PERIOD                   DIVIDEND YIELD     INTEREST RATE     OPTION LIFE     VOLATILITY FACTOR
                ------                   --------------     -------------     -----------     -----------------
1995...................................        0%               5.05%           5 years             54.7%
1996...................................        0%               5.07%           5 years             54.7%
Nine months ended September 30, 1997...        0%               5.78%           5 years             66.2%

     The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its options under SFAS No. 123, the Company's net earnings (loss) would have been reduced (increased) to the pro forma amounts indicated below.

                                                                                NINE MONTHS
                                                                                   ENDED
                                                                               SEPTEMBER 30,
                                                      1995         1996            1997
                                                    --------     ---------     -------------
                                                                                (UNAUDITED)
        Net earnings (loss) as reported...........  $  1,131     $(599,232)     $ 1,576,897
        Net earnings (loss) pro forma.............   (20,331)     (649,724)       1,514,993

     Pro forma net earnings (loss) reflect only options granted in 1995 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings (loss) amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

(9) INCOME TAXES

     Total Federal and State income tax expense (benefit) for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, consists of the following:

                                                    DECEMBER 31,                 SEPTEMBER 30,
                                           ------------------------------     --------------------
                                             1994         1995       1996      1996        1997
                                           --------     --------     ----     ------     ---------
                                                                                  (UNAUDITED)
Current:
     State...............................  $(21,229)    $(32,010)    $ --     $6,773     $  62,280
     Federal.............................        --           --       --         --       337,720
                                           --------     --------     ----     ------     ---------
                                            (21,299)     (32,010)      --      6,773       400,000
                                           --------     --------     ----     ------     ---------
Deferred:
     State...............................        --           --       --         --       (46,710)
     Federal.............................        --           --       --         --      (253,290)
                                           --------     --------     ----     ------     ---------
                                                 --           --       --         --      (300,000)
                                           --------     --------     ----     ------     ---------
                                           $(21,299)    $(32,010)    $ --     $6,773     $ 100,000
                                           ========     ========     ====     ======     =========

                        SPIRE CORPORATION AND SUBSIDIARY

                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

     The actual income tax expense (benefit) for 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, differs from the "expected" income tax expense (benefit) for the year (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings (loss) before income taxes) as follows:

                                              DECEMBER 31,                      SEPTEMBER 30,
                                   -----------------------------------     -----------------------
                                     1994         1995         1996          1996          1997
                                   --------     --------     ---------     ---------     ---------
                                                                                 (UNAUDITED)
Computed "expected" income tax
  expense (benefit)..............  $(69,128)    $(10,499)    $(201,436)    $(239,746)    $ 570,145
State tax, net of federal
  benefit........................   (12,748)      (1,936)      (34,327)      (22,776)      105,141
Increase (decrease) in valuation
  allowance......................  (112,260)      55,354       298,686       290,000      (612,291)
Permanent differences............    11,695       10,470        15,289        12,000        10,000
(Increase) decrease in tax credit
  carryforwards..................   136,441      (36,172)      (15,300)      (15,000)       21,446
Recovery of prior year
  estimate.......................    24,701           --       (62,912)           --            --
Other............................        --      (49,227)           --       (17,705)        5,559
                                   ---------    --------     ---------     ---------     ---------
                                   $(21,299)    $(32,010)    $      --     $   6,773     $ 100,000
                                   =========    ========     =========     =========     =========

     The amount recorded as a deferred income tax asset as of September 30, 1997 represents the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. At September 30, 1997, based on the Company's level of net income and projected earnings, the Company reduced the valuation allowance by $612,291. The Company continually re-evaluates the recoverability of deferred tax assets.

     The tax effects of temporary differences that give rise to significant portions of net deferred tax assets at December 31, 1995 and 1996 and September 30, 1997 (unaudited) are presented below:

                                                         DECEMBER 31,
                                                   -------------------------     SEPTEMBER 30,
                                                      1995           1996            1997
                                                   ----------     ----------     -------------
                                                                                  (UNAUDITED)
     Charitable contributions....................   $      --     $    4,168       $       --
     Accounts receivable.........................      38,257         40,270           34,230
     Accruals....................................     142,242         96,278           83,770
     Inventory...................................      51,733        112,784          164,700
     Federal net operating loss carryforwards....     102,039        281,651               --
     General business credit carryforwards.......     752,998        752,998          752,998
     Alternative minimum tax credit
       carryforwards.............................     340,416        340,416          340,416
     State net operating loss and investment
       tax credit................................      41,205         84,293           62,847
                                                    ---------     ----------       ----------
          Total gross deferred tax assets........   1,468,890      1,712,858        1,438,961
          Less: valuation allowance..............    (643,594)      (942,280)        (329,989)
                                                    ---------     ----------       ----------
          Net deferred tax assets................     825,296        770,578        1,108,972
                                                    ---------     ----------       ----------
     Property and equipment......................    (786,610)      (725,815)        (766,297)
     Capitalized software........................      (5,573)        (9,436)         (25,380)
     Patents.....................................      (3,975)       (15,080)         (13,587)
     Research agreements.........................     (29,138)       (20,247)          (3,708)
                                                    ---------     ----------       ----------
          Total gross deferred tax liabilities...    (825,296)      (770,578)        (808,972)
                                                    ---------     ----------       ----------
     Net deferred tax assets.....................   $      --     $       --       $  300,000
                                                    =========     ==========       ==========

                        SPIRE CORPORATION AND SUBSIDIARY

                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

     The valuation allowance for deferred tax assets as of December 31, 1996 and September 30, 1997 (unaudited) was $942,280 and $329,989, respectively. The net change in the total valuation allowance for the year ended December 31, 1996 and nine months ended September 30, 1997 was an increase of $298,686 and a decrease of $612,291, respectively.

     At December 31, 1996 and September 30, 1997, the Company has approximately $753,000 of general business tax credits available to offset future taxable income which expire through 2001. The Company also has approximately $340,000 of alternative minimum tax credits to offset future taxable income. However, if changes in the Company's stock ownership exceed 50% of the value of the Company's stock during any three-year period, the utilization of credit carryforwards may be subject to limitations.

(10) COMMITMENTS

     The Company subleases its facilities from a company who leases the building from a trust; the principal beneficiary of the trust is the principal stockholder of the Company. The sublease originally was for a period of ten years, for which the Company exercised its option to extend for an additional five-year period expiring on November 30, 2000 and has an option for an additional five-year extension period. The agreement provides for minimum rental payments plus annual increases linked with the consumer price index. Total rent expense under this lease was $817,000, $853,000 and $922,000 in 1994, 1995 and
1996, respectively, and $665,000 for the nine months ended September 30, 1997.

     The Company has also entered into other noncancelable operating leases. Total rent expense charged to these noncancelable leases was $138,000, $51,000, and $90,000 in 1994, 1995 and 1996, respectively and $138,000 for the nine months ended September 30, 1997.

     At December 31, 1995 the cost of assets held under capital lease was $115,000. At December 31, 1996 there were no future lease payments due under capital lease. Future minimum lease payments under operating leases are as follows:

          October 1, 1997 to December 31, 1997............  $  278,359
          1998............................................     997,449
          1999............................................     992,566
          2000............................................     869,619
                                                            ----------
                                                            $3,137,993
                                                            ==========

(11) CASH OR DEFERRED PROFIT SHARING PLANS

     In 1985, the Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan allows employees to defer up to 17.5% of their income on a pretax basis through contributions to the plan. The Company contributes its Common Stock in an amount equal to 40% of the employee's contribution up to a maximum of 15% of the employee's cash compensation. Expense recognized under the plan in 1994, 1995 and 1996 was $162,000, $148,000 and $145,000, respectively, and $117,000 and $155,000 for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

(12) SIGNIFICANT CUSTOMERS AND EXPORT REVENUES

     Revenues from contracts with United States Government agencies for the years ended
December 31, 1994, 1995 and 1996 were $8,806,000, $8,232,000 and $6,705,000 or
48%, 48% and 39% of net sales and revenues, respectively, and $4,918,000 or 39% and $5,950,000 or 35% of net sales and revenues for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

     In 1994, 1995 and 1996, export revenues were $3,383,000, $2,894,000 and
$3,330,000, respectively, or 18%, 17% and 19% of net sales and revenues, respectively, and $2,879,000 or 23% and $6,061,000 or 36% of net sales and revenues for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

                        SPIRE CORPORATION AND SUBSIDIARY

                        DECEMBER 31, 1994, 1995 AND 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the consolidated quarterly results for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997:

                                                                      1995
                                                               THREE MONTHS ENDED
                                           ----------------------------------------------------------
                                            MARCH 31       JUNE 30       SEPTEMBER 30     DECEMBER 31
                                           ----------     ----------     ------------     -----------
Net sales and revenues...................  $4,583,221     $4,658,630      $4,275,124      $ 3,935,221
Costs and expenses.......................   4,562,783      4,635,927       4,174,000        4,090,826
Earnings (loss) before income taxes......       2,804          2,163         108,592         (144,438)
Income tax expense (benefit).............          --             --          47,700          (79,710)
Net earnings (loss)......................       2,804          2,163          60,892          (64,728)
Net earnings (loss) per share............        0.00           0.00            0.02            (0.02)

                                                                      1996
                                                               THREE MONTHS ENDED
                                           ----------------------------------------------------------
                                            MARCH 31       JUNE 30       SEPTEMBER 30     DECEMBER 31
                                           ----------     ----------     ------------     -----------
Net sales and revenues...................  $3,837,899     $4,489,053      $4,212,525      $ 4,848,842
Costs and expenses.......................   4,109,847      4,466,404       4,680,876        4,738,916
Earnings (loss) before income taxes......    (266,441)        33,062        (471,757)         105,904
Income tax expense (benefit).............          --             --           6,773           (6,773)
Net earnings (loss)......................    (266,441)        33,062        (478,530)         112,677
Net earnings (loss) per share............       (0.09)          0.01           (0.16)            0.04

                                                              1997
                                                       THREE MONTHS ENDED
                                           ------------------------------------------
                                            MARCH 31       JUNE 30       SEPTEMBER 30
                                           ----------     ----------     ------------
Net sales and revenues...................  $4,450,699     $6,432,848      $6,176,034
Costs and expenses.......................   4,304,022      5,631,200       5,461,402
Earnings before income taxes.............     150,294        801,677         724,926
Income tax expense.......................          --        100,000              --
Net earnings.............................     150,294        701,677         724,926
Net earnings per share...................        0.05           0.22            0.22

Flow chart depicting items in the Company's photovoltaic module manufacturing equipment product line, with captions describing the function of each item.

================================================================================

                               TABLE OF CONTENTS


                                      PAGE
                                      -----
Prospectus Summary...................     3
Risk Factors.........................     6
Recent Developments..................    13
Use of Proceeds......................    14
Price Range of Common Stock..........    15
Dividend Policy......................    15
Capitalization.......................    16
Selected Consolidated Financial
  Data...............................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    18
Business.............................    26
Management...........................    41
Principal and Selling Stockholders...    43
Description of Securities to be
  Registered.........................    45
Indemnification......................    45
Shares Available for Future Sale.....    46
Underwriting.........................    47
Legal Matters........................    48
Experts..............................    48
Available Information................    48
Incorporation of Certain Documents by
  Reference..........................    49
Index to Consolidated Financial
  Statements.........................   F-1

         ------------------------

  NO DEALER, SALESPERSON OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS
NOT CONTAINED IN THIS PROSPECTUS IN
CONNECTION WITH THE OFFERING COVERED BY
THIS PROSPECTUS. IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY, THE SELLING STOCKHOLDERS OR
THE UNDERWRITERS. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, THE COMMON
STOCK IN ANY JURISDICTION WHERE, OR TO ANY
PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH
OFFER OR SOLICITATION. NEITHER THE DELIVERY
OF THIS PROSPECTUS NOR ANY SALE MADE
HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,
CREATE ANY IMPLICATION THAT THERE HAS NOT
BEEN ANY CHANGE IN THE FACTS SET FORTH IN
THIS PROSPECTUS OR THE AFFAIRS OF THE
COMPANY SINCE THE DATE HEREOF.



================================================================================
================================================================================

                                1,500,000 SHARES

                                  [SPIRE LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                                 , 1998

                                 TUCKER ANTHONY
                                  INCORPORATED

                            FIRST ALBANY CORPORATION

                                  ADVEST, INC.

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be borne by the Company in connection with the offering of the securities registered hereby:


        EXPENSE                                                                 COST
        -------                                                               --------
        SEC Registration Fee(1).............................................  $  9,017
        NASD Filing Fee.....................................................     3,500*
        Nasdaq Listing Fee..................................................    17,500
        Blue Sky Qualifications and Expenses (including Counsel Fees).......     7,500*
        Legal Fees and Expenses.............................................   175,000*
        Accounting Fees and Expenses........................................    55,000*
        Printing, Engraving and Mailing Expenses............................    55,000*
        Transfer Agent and Registrar Fees...................................     3,700*
        Underwriters' Expenses..............................................   100,000
        Miscellaneous.......................................................    23,783*
                                                                              --------
             Total..........................................................  $450,000*
                                                                              ========


---------------


  * Estimated



(1) The Selling Stockholders will pay 31.6% of the SEC Registration Fee.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of the Massachusetts Business Corporation Law sets forth certain circumstances under which directors, officers, employees and agents may be indemnified against liability that they may incur in their capacity as such.
Section 67 of the Massachusetts Business Corporation Law provides as follows:

     Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan.

     No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

     A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

     The Company's Articles of Organization provide that a director is not liable to the Company or its shareholders for monetary damages for breach of fiduciary duty except for: (a) any breach of the director's duty of loyalty to the Company or its shareholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under the Massachusetts Business Corporation Law provisions imposing joint and several liability for improper distributions to shareholders or loans to officers or directors, (d) transactions from which a director derived an improper personal benefit or (e) for any act or omission occurring prior to the effective date of such provision.


     The Company's By-Laws require the Company to indemnify all officers, directors, employees and agents of the Company against all liabilities and expenses they may incur on account of all actions threatened or brought against them by reason of their services to the Company or to another entity at the request of the Company. No indemnification is provided for any person with respect to any matter as to which such person has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the Company. The Company maintains a directors' and officers' liability insurance policy in the aggregate amount of $5,000,000 on behalf of its directors and officers.


ITEM 16.  EXHIBITS


  EXHIBIT NO.                                     DESCRIPTION
  -----------                                     -----------
     1          Form of Underwriting Agreement
     5          Opinion of Goldstein & Manello, P.C. regarding legality
    10.1        Equipment Manufacturing License Agreement with Marubeni Corporation(1)
    10.2        Distribution Agreement with Marubeni Corporation(1)
    23(a)       Consent of KPMG Peat Marwick LLP(1)
    23(b)       Consent of Goldstein & Manello, P.C. (included in Exhibit 5)
    24          Power of Attorney(1)


---------------


(1) Previously filed


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     B. (1) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declares it effective.

         (2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedford, Commonwealth of Massachusetts, on the 23rd day of December, 1997.


                                          SPIRE CORPORATION

                                          By:      /s/ ROGER G. LITTLE
                                            ------------------------------------
                                                      ROGER G. LITTLE
                                                 PRESIDENT, CHIEF EXECUTIVE
                                             OFFICER AND CHAIRMAN OF THE BOARD


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed below by the following persons in the capacities and on the dates indicated:



               SIGNATURE                                TITLE                       DATE
               ---------                                -----                       ----

          /s/ ROGER G. LITTLE             Chairman of the Board of            December 23, 1997
----------------------------------------   Directors, President and Chief
            ROGER G. LITTLE                Executive Officer (Principal
                                           Executive Officer)

        /s/ RICHARD S. GREGORIO           Vice President, Chief Financial     December 23, 1997
----------------------------------------   Officer, Treasurer, Principal
          RICHARD S. GREGORIO              Accounting Officer

        /s/ MICHAEL T. ECKHART*           Director                            December 23, 1997
----------------------------------------
           MICHAEL T. ECKHART

           /s/ A. JOHN GALE*              Director                            December 23, 1997
----------------------------------------
              A. JOHN GALE

        /s/ UDO HENSELER, PH.D.*          Director                            December 23, 1997
----------------------------------------
          UDO HENSELER, PH.D.

         /s/ ROGER W. REDMOND*            Director                            December 23, 1997
----------------------------------------
            ROGER W. REDMOND

          /s/ JOHN A. TARELLO*            Director                            December 23, 1997
----------------------------------------
            JOHN A. TARELLO

      *By: /s/ RICHARD S. GREGORIO
----------------------------------------
          RICHARD S. GREGORIO
            ATTORNEY-IN-FACT